    As filed with the Securities and Exchange Commission on December 9, 1998
                                                           Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ---------------------------


                             NATCO INDUSTRIES, INC.
             (Exact name of Registrant as specified in its charter)

           Delaware                            6790                     13-2721761
 (State or other jurisdiction       (Primary Standard Industrial     (I.R.S. Employer
of incorporation or organization)   Classification Code Number)     Identification No.)

                           ---------------------------


                                 1800 Moler Road
                              Columbus, Ohio 43207
                                 (614) 221-9200
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                           ---------------------------


                               Thomas R. Ketteler
                          Vice President and Treasurer
                             Natco Industries, Inc.
                                 1800 Moler Road
                              Columbus, Ohio 43207
                                 (614) 221-9200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           ---------------------------


                          Copies of Correspondence to:
     Neil Bulman, Jr., Esq.                           Irwin A. Bain
 Porter, Wright, Morris & Arthur            Schottenstein Stores Corporation
      41 South High Street                           1800 Moler Road
      Columbus, Ohio  43215                       Columbus, Ohio 43207
         (614) 227-2219                              (614) 221-9200

                           ---------------------------

                Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger (the "Merger") of American Eagle Outfitters, Inc. ("American Eagle") with and into the Natco Acquisition Corporation, a wholly owned subsidiary of the Registrant, pursuant to the Plan of Reorganization and Agreement and Plan of Merger, dated as of November 30, 1998, attached as Appendix A to the enclosed Prospectus/Proxy Statement have been satisfied or waived.

                If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                Proposed Maximum        Proposed Maximum      Amount of
  Title of Each Class of     Amount to be        Offering Price        Aggregate Offering    Registration
Securities to be Registered   Registered           Per Share*               Price*               Fee*
---------------------------------------------------------------------------------------------------------

Common stock, without par
value....................     16,279,300            $56.75               $923,850,275         $256,830

---------------------------------------------------------------------------------------------------------


* Estimated solely for the purpose of calculating the registration fee based on the fair market value as reported on the Nasdaq National Market on December 2, 1998, of the 16,279,300 shares of common stock of American Eagle Outfitters, Inc. to be exchanged in the Merger, in accordance with Rule 457(f)(2).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                         AMERICAN EAGLE OUTFITTERS, INC.
                              150 Thorn Hill Drive
                       Warrendale, Pennsylvania 15086-7528


                               December ___, 1998


Dear Fellow Shareholders:

You are cordially invited to attend the Special Meeting of Shareholders (the "American Eagle Special Meeting") of American Eagle Outfitters, Inc. ("American Eagle"), which will be held on _________, January __, 1999, at 10:00 a.m. local time. The American Eagle Special Meeting will be held at 1800 Moler Road, Columbus, Ohio.

On November 30, 1998, American Eagle entered into a Plan of Reorganization and Agreement and Plan of Merger (the "Merger Agreement") with Natco Industries, Inc. ("Natco") and Thorn Hill Acquisition Corp. ("Newco"), a wholly owned subsidiary of Natco, pursuant to which Newco will merge with and into American Eagle (the "Merger") with American Eagle surviving the Merger and becoming a wholly owned subsidiary of Natco (the "Reorganization"). Immediately after the Reorganization is consummated, Natco will change its name to American Eagle Outfitters, Inc. At the American Eagle Special Meeting, shareholders of American Eagle will be asked to consider and approve the Reorganization and the Merger Agreement and the transactions contemplated thereby. A copy of the Merger Agreement is attached as Appendix A to the Prospectus/Proxy Statement enclosed herewith.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE REORGANIZATION AS BEING IN THE BEST INTEREST OF AMERICAN EAGLE'S SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE REORGANIZATION AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

Please read carefully the accompanying Notice of Special Meeting of Shareholders and the Prospectus/Proxy Statement and consider the information contained in them.

In accordance with American Eagle's Certificate of Incorporation and the General Corporation Law of the State of Delaware, the affirmative vote of the holders of a majority of the outstanding shares of American Eagle common stock is required to approve the Reorganization and Merger Agreement. Accordingly, your vote is important no matter how large or how small your holdings may be. Whether or not you plan to attend the American Eagle Special Meeting, you are urged to complete, sign, and promptly return the enclosed proxy card to assure that your shares will be voted at the American Eagle Special Meeting. If you attend the American Eagle Special Meeting, you may vote in person if you wish and your proxy will not be used.



                                     Very truly yours,


                                     Jay L. Schottenstein
                                     Chairman of the Board

                         AMERICAN EAGLE OUTFITTERS, INC.
                              150 Thorn Hill Drive
                       Warrendale, Pennsylvania 15086-7528

                      -------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                January __, 1998
                      -------------------------------------

Notice is hereby given that a Special Meeting of Shareholders (the "American Eagle Special Meeting") of American Eagle Outfitters, Inc. ("American Eagle") has been called by the Board of Directors and will be held at 1800 Moler Road, Columbus, Ohio, on January __, 1999, at 10:00 a.m. local time, for the following purposes:



1.       To consider and approve the merger of Thorn Hill Acquisition
         Corp. ("Newco"), a wholly owned subsidiary of Natco Industries, Inc. ("Natco") with and into American Eagle pursuant to the Plan of Reorganization and Agreement and Plan of Merger, dated as of November 30, 1998 between American Eagle, Natco, and Newco (the "Merger Agreement"), as more fully described in the accompanying
         Prospectus/Proxy Statement.

2. To transact any other business which may properly come before the meeting or any adjournment or adjournments thereof. (The Board of Directors is not currently aware of any other business to come before the American Eagle Special Meeting.)



Only holders of American Eagle Common Stock of record at the close of business on December 11, 1998, the record date for the American Eagle Special Meeting, are entitled to notice of and to vote at the American Eagle Special Meeting and any adjournments thereof.

We urge you to execute and return the enclosed proxy as soon as possible in order to ensure that your shares will be represented at the American Eagle Special Meeting. Your proxy may be revoked in the manner described in the accompanying Prospectus/Proxy Statement at any time before it has been voted at the American Eagle Special Meeting. If you attend the American Eagle Special Meeting, you may vote in person, and your proxy will not be used.


Dated:  December __, 1998                     By Order of the Board of Directors



                                              Jay L. Schottenstein
                                              Chairman of the Board

         No person is authorized in connection with the offering made hereby to give any information or to make any representation other than as contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by Natco or American Eagle. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered by this Prospectus in any jurisdiction or to any person to whom it would be unlawful to make such an offer or solicitation. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof.

                                   PROSPECTUS

-------------------------------------------------------------------------------
                             NATCO INDUSTRIES, INC.
-------------------------------------------------------------------------------





                        16,279,300 SHARES OF COMMON STOCK


         We are Natco Industries, Inc. ("Natco") a private company and owner of 30.1% of American Eagle Outfitters, Inc. ("American Eagle"). This Prospectus is being provided to you because your American Eagle shares will become Natco shares in a corporate reorganization (the "Reorganization"). The Reorganization is intended, in part, to align the interests of the owners of Natco with your interests as American Eagle stockholders and to implement a holding company structure. Natco will change its name to American Eagle in the Reorganization. The term "New American Eagle" is used in this document to refer to us after the Reorganization. The shares of New American Eagle Common Stock you will receive in the Reorganization will continue to be traded on the Nasdaq National Market under the symbol "AEOS."


         This Prospectus also serves as a Proxy Statement (the "Prospectus/Proxy Statement") to stockholders of American Eagle for the Special Meeting of Stockholders to be held on January __, 1999 (the "Special Meeting"). This Prospectus/Proxy Statement and the accompanying forms of proxy are first being mailed to stockholders of American Eagle on or about December __, 1998. A stockholder who has given his proxy may revoke it at any time prior to its use at the meeting.

         INVESTING IN NEW AMERICAN EAGLE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" AT PAGE 5.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this Prospectus is December __, 1998.

                                TABLE OF CONTENTS

                                                                                                      Page
TABLE OF CONTENTS ...................................................................................... 2
SUMMARY ................................................................................................ 3
RISK FACTORS ........................................................................................... 5
AVAILABLE INFORMATION .................................................................................. 9
INFORMATION INCORPORATED BY REFERENCE .................................................................. 10
RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENT ........................................................ 11
COMPARATIVE PER SHARE INFORMATION ...................................................................... 11
MARKET PRICE DATA; DIVIDEND POLICY ..................................................................... 12
SELECTED FINANCIAL DATA ................................................................................ 13
THE REORGANIZATION ..................................................................................... 16
    Background of the Reorganization ................................................................... 16
    Record Date; Shares Entitled to Vote ............................................................... 17
    Required Vote ...................................................................................... 17
    The Merger Agreement ............................................................................... 17
    Exchange of Certificates ........................................................................... 19
    Nasdaq Listing ..................................................................................... 20
    Regulatory Approvals ............................................................................... 20
    Dissenters' Rights ................................................................................. 20
    Description of Natco's Securities .................................................................. 21
    Accounting Treatment ............................................................................... 21
    Certain U.S. Federal Income Tax Consequences of the Merger ......................................... 21
    Resales by Affiliates .............................................................................. 22
    American Eagle's Reasons for the Merger; Recommendation of
      American Eagle's Board of Directors .............................................................. 22
    Natco's Reasons for the Merger; Recommendation of  Natco's Board of Directors ...................... 23
NATCO INDUSTRIES, INC. ................................................................................. 23
    General ............................................................................................ 23
    Historical Background and Business ................................................................. 23
    Natco LLC Reorganization ........................................................................... 23
    Natco Directors and Executive Officers ............................................................. 24
    Management's Discussion and Analysis of Financial Condition and
      Results of Operations ............................................................................ 25
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT
    OF NEW AMERICAN EAGLE .............................................................................. 25
    Ownership of Common Stock .......................................................................... 25
    Ownership of RVI and Natco ......................................................................... 27
AMERICAN EAGLE OUTFITTERS, INC. ........................................................................ 27
    General ............................................................................................ 27
    Other Information .................................................................................. 27
STOCKHOLDER RIGHTS ..................................................................................... 28
EXPERTS ................................................................................................ 29
LEGAL MATTERS .......................................................................................... 29
INDEX TO FINANCIAL STATEMENTS .......................................................................... F-1
APPENDIX A - Plan of Reorganization and Agreement and Plan of Merger



                             NATCO INDUSTRIES, INC.

                                       AND

                         AMERICAN EAGLE OUTFITTERS, INC.

                        ---------------------------------

                           PROSPECTUS/PROXY STATEMENT

                        ---------------------------------


                                     SUMMARY

         The following is a brief summary of certain information contained elsewhere in this Prospectus/Proxy Statement. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and financial statements contained herein and in the exhibits hereto. The stockholders of Natco and American Eagle are urged to review this entire Prospectus/Proxy Statement carefully, including the appendices hereto and such other documents.



NATCO INDUSTRIES, INC.
1800 Moler Road
Columbus, Ohio 43207-1698
(614) 221-9200

         We are a holding company owned by members of the family of Jerome M. Schottenstein and trusts established for their benefit (the "Schottenstein Family"). Our principal asset is 6,991,174 shares of American Eagle common stock ("American Eagle Common Stock"), representing 30.1% of the outstanding shares. Our only other material assets consist of a portfolio of receivables and notes held for investment. We have no employees and rely on management services provided by companies owned by the Schottenstein Family.

AMERICAN EAGLE OUTFITTERS, INC.
150 Thorn Hill Drive
Warrendale, Pennsylvania 15086-7528
(724) 776-4857

         American Eagle is a specialty retailer of all-American casual apparel, accessories, and footwear for men and women between the ages of 16 and 34. American Eagle designs, markets, and sells its own brand of versatile, relaxed, and timeless classics like AE dungarees, khakis, and T-shirts, providing high quality merchandise at affordable prices. As of November 30, 1998, American Eagle operated 386 mall-based stores in 41 states principally in the Midwest, Northeast and Southeast.

THE REORGANIZATION

     We are providing this Prospectus/Proxy Statement to you as a stockholders of American Eagle in connection with the plan of reorganization (the "Reorganization") of American Eagle and Natco. The Reorganization will proceed as follows:

- STEP 1: We will spin off all of our assets, primarily a portfolio of receivables and notes held for investment, and liabilities to a limited liability company ("Natco LLC") except for our ownership of American Eagle stock. Then all of the membership interests in Natco LLC will be distributed to our Schottenstein Family stockholders. We will declare a stock split so that our Schottenstein Family stockholders will own 6,991,174 shares of Natco common stock ("Natco Common Stock"), which is the same number of American Eagle shares that we own. Immediately prior to the Reorganization, we will have no material liabilities and our only asset will be our American Eagle Common Stock.

- STEP 2: Our subsidiary will merge with and into American Eagle (the "Merger"). A copy of the Plan of Reorganization and Agreement and Plan of Merger, dated as of November 30, 1998 (the "Merger Agreement") is attached as Appendix A. American Eagle will be the surviving corporation and will become our wholly owned operating subsidiary. We will serve as a holding company. All of your shares of American Eagle Common Stock will be converted into the same number of shares of New American Eagle common stock ("New American Eagle Common Stock"). You will be required to exchange your stock certificates, and we will send you a Letter of Transmittal to do so after the Reorganization. The shares of American Eagle Common Stock that we now own will be cancelled, but the Schottenstein Family stockholders will continue to own the same number of our shares as we own in American Eagle before the Reorganization. Our total number of outstanding shares will be the same as American Eagle's prior to the Reorganization.

- STEP 3: Immediately following the Merger, American Eagle will change its name to AE Stores Company. We will change our name to American Eagle Outfitters, Inc. The term "New American Eagle" is used in this document to refer to us after the Reorganization.

     Principally all of the transaction expenses of the Reorganization are being borne by Natco stockholders. Even though New American Eagle will not bear any cash expense related to transaction fees paid by Natco, for financial statement reporting purposes, New American Eagle will be required to book the expenses on its income statement in the financial quarter in which the Reorganization is consummated. Currently, on a diluted earnings per share basis, these expenses would total approximately $0.04 per share.

     It is currently anticipated that, assuming all conditions to the Reorganization have been satisfied or waived, it will be completed on January __, 1999 (the"Effective Time").

     Although technically, you will become a stockholder of New American Eagle, after the Reorganization, New American Eagle will have the same characteristics as American Eagle, including:

- the same business operations and substantially identical assets and liabilities as American Eagle;

-    the same directors, officers and employees as American Eagle;

-    the same number of shares outstanding as American Eagle; and

- the same Certificate of Incorporation and By-Laws as American Eagle, except for an increase in the number of authorized shares, a classified Board of Directors, and the adoption of the provisions of Section 203 of the Delaware General Corporation Law. The additional authorized shares will be available for stock splits and other corporate purposes determined by the Board of Directors of New American Eagle.

     The shares of New American Eagle Common Stock you will receive in the Merger will continue to trade on the Nasdaq National Market under the symbol "AEOS" without any interruption resulting from the Reorganization.

     The Merger will be accounted for by New American Eagle as an acquisition of minority interest without a substantial change in net assets, operations, or company ownership.

     We and American Eagle each have received private letter rulings (the "Original Rulings") from the Internal Revenue Service holding, among other things, that the Merger will be a reorganization under Section 368(a) of the Internal Revenue Code. In addition, we and American Eagle each have requested supplemental private letter rulings (the "Supplemental Rulings" and, together with the Original Rulings, the "Tax Rulings") from the Internal Revenue Service to the effect that the reincorporation of American Eagle will not affect the holdings set forth in the Original Rulings. Based on the Tax Rulings, for U.S. federal income tax purposes, no gain or loss will be recognized by you as a holder of American Eagle Common Stock on your exchange of American Eagle Common Stock solely for New American Eagle Common Stock in the Merger. Consummation of the Merger is conditioned upon receipt of the Supplemental Rulings (the "Tax Condition"). The

American Eagle Board of Directors has determined that if the Tax Condition is not satisfied, American Eagle will not proceed with the Merger.

THE SPECIAL MEETING

     The Special Meeting will be held at 10:00 a.m., local time, on January __, 1999, at 1800 Moler Road, Columbus, Ohio. The close of business on December 11, 1998 is the record date for determining the stockholders of record of American Eagle entitled to notice of and to vote at the Special Meeting. At the Special Meeting, you will be asked to approve the Reorganization, pursuant to which you will become a stockholder of New American Eagle. This Prospectus/Proxy Statement is being first sent or given to the stockholders of American Eagle on or about December __, 1998.

     The American Eagle Board of Directors is soliciting proxies for the Special Meeting. The shares represented by the accompanying proxy will be voted as directed if the proxy is properly signed, dated and received prior to the Special Meeting. The proxy grants discretionary authority to vote on other matters which may arise at the Special Meeting. Management is presently unaware of any such matters. The persons designated to vote the shares will cast votes according to their best judgment if any other matters properly come before the Special Meeting. If you sign, date and return the enclosed proxy, you still have the power to revoke it at any time prior to the Special Meeting by filing with the Secretary of American Eagle a written notice of revocation or a subsequent proxy relating to the same shares, or by attending the Special Meeting and voting in person.

     Approval of the Reorganization requires the affirmative vote of the holders of a majority of the voting power of American Eagle. The Schottenstein Family, through their ownership of Retail Ventures, Inc. ("RVI") and Natco, control approximately 53.2% of the outstanding shares of American Eagle Common Stock and it is anticipated that they will vote such shares in favor of the Reorganization. As long as they do so, approval of the Reorganization is assured.

RECOMMENDATION OF AMERICAN EAGLE'S AND NATCO'S BOARD OF DIRECTORS; REASONS FOR THE REORGANIZATION

     In order to consider and to negotiate the terms of the proposed Merger on American Eagle's behalf, American Eagle's Board of Directors appointed certain members to a special committee ("Special Committee"). The American Eagle Board of Directors, after receiving the report of its Special Committee, has determined that the Reorganization is fair and in your best interests as a stockholder of American Eagle. The decision to approve the Reorganization and to recommend approval to American Eagle stockholders was based on a number of factors, including: (i) the opportunity to limit the potential for stockholder conflicts that may arise with respect to operating and other plans of American Eagle; (ii) the creation of a holding company ownership structure to facilitate any future plans to restructure the operations of American Eagle; (iii) the reduction in the concentration of ownership of American Eagle, which may enhance its long term ability to raise debt or equity capital; and (iv) to provide certain administrative efficiencies.


                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should consider the following factors carefully in evaluating an investment in the New American Eagle Common Stock offered hereby.


RISKS RELATED TO THE MERGER

     In the Reorganization, Natco LLC will indemnify New American Eagle from and against any of Natco's liabilities or obligations existing immediately before the Merger or resulting from events in existence before the Merger. The indemnification will apply if the liabilities or obligations are larger than the value, if any, of pre-existing tax benefits of Natco that are realized after the Reorganization. We anticipate that Natco LLC will have a net worth of approximately $15 million after it receives the assets and assumes the liabilities of Natco. Neither we nor American Eagle are aware of any liabilities or obligations of Natco that have not been properly recorded on our books and records or that are likely to be asserted by a third party in the future.

     Natco LLC's owners will agree to contribute back to Natco LLC any net amount after tax distributions they receive from Natco LLC, if necessary, to allow Natco LLC to meet its indemnification obligations to New American Eagle. Even so, we cannot assure you that Natco LLC will have liquid assets sufficient to indemnify New American Eagle if a third party successfully asserts a currently unknown claim against New American Eagle. If any such unknown claim were material in amount, New American Eagle's failure to collect such indemnified amount from Natco LLC could have a material adverse effect on New American Eagle. See "THE REORGANIZATION - The Merger Agreement-Indemnification."

CHANGES IN CONSUMER DEMAND

     The retail industry is subject to rapid changes in consumer preferences. Changing fashion trends may adversely affect demand for New American Eagle's merchandise. New American Eagle's future success will depend upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. New American Eagle's failure to adequately anticipate or respond to such changes could result in:

     - lower sales

     - excess inventories; and

     - higher markdowns

     These events would have a material adverse effect on New American Eagle's business, financial condition and results of operations. In addition, sales of New American Eagle's products may be adversely affected by weak consumer spending caused by adverse economic trends or uncertainties regarding the economy.

EXPANSION STRATEGY

     New American Eagle's continued growth and success will depend in part on its ability to open and operate new stores on a timely and profitable basis. American Eagle opened 29 new stores during Fiscal 1997, and has opened 54 new stores in Fiscal 1998, in each case net of closed stores. It currently plans to:

-    open approximately 75 stores in Fiscal 1999; and

- increase the store base thereafter by 15-20% in both existing and new markets.

Accomplishing these expansion goals will depend upon a number of factors, including:

- the identification of new market areas in which New American Eagle can successfully compete;

-    the ability to obtain suitable sites for new stores at acceptable costs;

- the hiring and training of qualified personnel, particularly at the store management level;

-    the integration of new stores into existing operations;

- the expansion of New American Eagle's buying, information systems and inventory capabilities; and

-    the availability of capital.

     We cannot assure you that New American Eagle will be able to achieve its store expansion goals, manage its growth effectively, successfully implement new information systems or integrate the planned new stores into New American Eagle's operations or operate its new stores profitably.

COMPETITION

     American Eagle's business is highly competitive and many of its competitors have significantly greater resources than American Eagle. As New American Eagle expands into new geographic regions, its success will depend in part on its ability to gain market share from established competitors. We cannot assure you that New American Eagle will be able to successfully compete in the future.

DEPENDENCE ON MALL TRAFFIC

     American Eagle's stores are located primarily in enclosed regional shopping malls. Accordingly, American Eagle's sales depend, in large part, on the volume of traffic in these malls. American Eagle relies on the ability of mall "anchor" tenants and other mall attractions to generate consumer traffic in the vicinity of American Eagle's stores, as well as the continuing popularity of malls as shopping destinations. Mall traffic may be adversely affected by the following factors, which in turn would impair New American Eagle's net sales and profitability:

-    regional economic downturns;

-    competition from non-mall retailers and other malls;

-    the closing of "anchor" tenants; or

- declines in the desirability of the shopping environment in a particular mall.

     As with other speciality apparel retailers, New American Eagle's business is also subject to general economic conditions, including the possibility of a nationwide recession, consumer confidence and the level of consumer spending.

SEASONALITY AND OTHER BUSINESS FACTORS

     American Eagle experiences seasonal fluctuations in its net sales and net income, with a disproportionate amount of net sales and a majority of its net income typically realized during the fourth quarter. American Eagle's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of certain holiday seasons and new store openings, the net sales contributed by new stores, merchandise mix, and the timing and level of markdowns.

     New American Eagle's results of operations may also fluctuate from quarter to quarter in the future as a result of the amount and timing of sales contributed by new stores and the integration of new stores into the operations of New American Eagle, as well as other factors. The addition of stores, as is anticipated with New American Eagle's store expansion program, can therefore significantly affect results of operations on a quarter-to-quarter basis.

UNCERTAINTIES ASSOCIATED WITH PRIVATE LABEL MERCHANDISE

     Private label merchandise accounted for approximately 99% of American Eagle's merchandise purchases in Fiscal 1997. American Eagle has no long-term contracts with its private label manufacturing sources and competes with other companies for production facilities. In addition, New American Eagle's private label products may experience higher markdowns than name brand products, because
(1) such products generally require long lead times and must be ordered in larger volumes; and (2) because New American Eagle is typically unable to return private label products to its manufacturers. Due to the seasonal nature of New American Eagle's business, the impact of such markdowns would be particularly significant in the fourth quarter. We cannot assure you that these risks associated with New American Eagle's strategy to develop its own brands and sell almost exclusively private label merchandise will not adversely affect New American Eagle's operations in the future.

RELATIONSHIP WITH SUPPLIERS

     American Eagle purchases merchandise from approximately 120 suppliers located domestically and overseas. American Eagle's business is dependent on its ability to source, on a timely basis, private label merchandise in large quantities at competitive prices. For Fiscal 1997, approximately 25% of American Eagle's merchandise was purchased from North American Suppliers and the remaining 75% overseas. American Eagle believes that, consistent with the retail apparel industry as a whole, most of its domestic vendors import a large portion of their merchandise from abroad. Most of American Eagle's foreign dollar purchases are from the Far East. American Eagle has in the past and New American Eagle will in the future rely on a small number of Far East sources for a large portion of its purchases. Any event causing a disruption of imports from the Far East, including the insolvency of a significant supplier or the imposition of additional import restrictions, could have a materially adverse effect on New American Eagle's operations. Substantially all of American Eagle's foreign purchases are negotiated and paid for in U.S. dollars.

     Trade restrictions in the form of increased tariffs or quotas, or both, against apparel items could affect the importation of apparel generally, and, in that event, could increase the cost and reduce the supply of apparel available to New American Eagle and adversely affect New American Eagle's results of operations and financial condition. In addition, New American Eagle's import operations may be adversely affected by political instability resulting in the disruption of trade from exporting countries, significant fluctuation in the value of the U.S. dollar against foreign currencies and restrictions on the transfer of funds.

RISKS RELATED TO NEW BUSINESS ACTIVITIES

     During Fiscal 1998, American Eagle began selling its merchandise through a lifestyle-oriented catalog issued on a quarterly basis and through its site, ae-outfitters.com, on the World Wide Web. There can be no assurance that such non-store activities will achieve profitability on a quarterly or annual basis in the future. Revenues to date in this area have not been significant.

DEPENDENCE ON KEY OFFICERS AND EMPLOYEES

     New American Eagle's success will depend to a great extent on its senior management, including its Chairman and Chief Executive Officer, Jay L. Schottenstein, its Vice Chairman and Chief Operating Officer, George Kolber, its President and Chief Merchandising Officer, Roger A. Markfield, and its Executive Vice President and Chief Financial Officer, Laura A. Weil. In addition, New American Eagle's future performance depends on its ability to attract and retain key personnel and skilled employees, particularly at the senior management level. New American Eagle's operations could be adversely affected if, for any reason, one or more key executive officers ceased to be active in New American Eagle's management. American Eagle does not own or currently plan to acquire "key man" life insurance on the lives of any of its key employees. New American Eagle's success in the future will also be dependent upon its ability to attract and retain other qualified personnel, including store managers and sales associates.

CONTROL BY THE SCHOTTENSTEIN FAMILY

     After the Reorganization, the Schottenstein Family will continue to beneficially own approximately 53.2% of the outstanding Common Stock of New American Eagle. As a result, the Schottenstein Family will be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of New American Eagle. New American Eagle may also in the future adopt certain corporate governance measures which, individually or collectively, could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving New American Eagle even if such events might be deemed by certain stockholders to be beneficial to the interest of the stockholders. In addition, Jay L. Schottenstein serves as Chairman and Chief Executive Officer of American Eagle, RVI, Natco and other affiliated entities.

     American Eagle has certain relationships and transactions with other entities controlled by the Schottenstein Family. It is anticipated that such relationships will continue after the Reorganization. While American Eagle expects that any future arrangements and transactions will be determined through negotiations between New American Eagle and the Schottenstein Family and will be approved by New American Eagle's independent directors, there can be no assurance that conflicts of interests will not occur with respect to future business dealings and similar corporate matters. There can be no assurance that such conflicts will be resolved in a manner as favorable to New American Eagle or its other stockholders if such conflicts did not exist.

SHARES ELIGIBLE FOR FUTURE SALE

     After the Reorganization, the Schottenstein Family will continue to own beneficially 12,233,147 shares of New American Eagle Common Stock. All of such shares could be sold in open market transactions, subject to the volume limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). As of November 30, 1998, members of the Schottenstein Family have sold 1,270,250 shares of American Eagle Common Stock in 1998, and may sell additional shares in the future depending on the market conditions and other circumstances. Sales of substantial amounts of New American Eagle Common Stock could adversely affect prevailing market prices of the New American Eagle Common Stock.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

     American Eagle has entered into indemnification agreements with each of its directors and officers which provide, among other things, that the director or officer shall be indemnified to the fullest possible extent permitted by law against all expenses (including attorneys' fees), judgments, fines and settlement amounts, paid or incurred by them in any action or proceeding, including any action by or in the right of American Eagle, on account of their service as a director or officer of American Eagle or as a director, officer or agent of any other company or enterprise when serving in such capacity at the request of American Eagle. To the extent the indemnification agreements are legally enforceable, they expand the scope of the circumstances under which New American Eagle will be required to indemnify its officers and directors.

VOLATILITY OF MARKET PRICE

     From time to time, there may be significant volatility in the market price of the New American Eagle Common Stock. American Eagle believes that the current market price of its Common Stock reflects expectations that New American Eagle will be able to continue to market its products profitably and develop new products with market appeal. If New American Eagle is unable to market its products profitably and develop new products at a pace that reflects the expectations of the market, investors could sell shares of New American Eagle Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of New American Eagle Common Stock.

     In addition to the operating results of New American Eagle, changes in earnings estimates by analysts, changes in general conditions in the economy or the financial markets or other developments affecting New American Eagle or its industry could cause the market price of the New American Eagle Common Stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies, including American Eagle, for reasons unrelated to their operating performance.



                              AVAILABLE INFORMATION

         While Natco is not now subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), it does anticipate that it will be subject to these rules and regulations after the Reorganization, and in accordance therewith, will file reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Pursuant to Rule 414 of the Securities Act, it is anticipated that New American Eagle will become a successor issuer to American Eagle for all Securities Act filings made by American Eagle. In addition, pursuant to Rule 12g-3 of the Exchange Act, it is anticipated that New American Eagle will become a successor issuer to American Eagle for all Exchange Act filings made by American Eagle. Copies of such reports, proxy statements, and other information filed by American Eagle and New American Eagle can be inspected and copied at the Public Reference Section of the SEC at:

         450 Fifth Street, N.W.
         Washington, D.C. 20549-0001

or at the public reference facilities of the regional offices of the SEC at:

         500 West Madison Street
         Suite 1400
         Chicago, Illinois  60661-2511

         7 World Trade Center
         Suite 1300
         New York, New York  10048-1102

Copies of such material also can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549-0001, upon payment of the fees prescribed by the rules and regulations of the SEC. Such materials may also be accessed electronically by means of the SEC's home page on the Internet at http:\\www.sec.gov.

         New American Eagle Common Stock will be listed on the Nasdaq National Market after the Reorganization, and accordingly such reports and other information concerning New American Eagle also will be available for inspection and copying at the offices of the Nasdaq Stock Market, 1735 K. Street, N.W., Washington, D.C.
20006-1504.

         Natco has filed with the SEC under the Securities Act, and the rules and regulations thereunder, a registration statement on Form S-4 (as it may be amended, the "Registration Statement") with respect to the shares of New American Eagle Common Stock issuable in connection with the Merger. This Prospectus/Proxy Statement does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC and to which reference is hereby made. Any statements contained herein or in any document incorporated by reference herein concerning the provisions of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or other document, each such statement being qualified in its entirety by such reference. The Registration Statement (and exhibits thereto) should be available for inspection at the offices of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549-0001, and copies thereof may be obtained from the SEC at prescribed rates. Such materials may also be accessed electronically by means of the SEC's home page on the Internet at http:\\www.sec.gov.

         All information contained herein or incorporated herein by reference with respect to Natco, was supplied by Natco and all information contained herein with respect to American Eagle was supplied by American Eagle. Neither Natco nor American Eagle can warrant the accuracy or completeness of information relating to the other party.


                      INFORMATION INCORPORATED BY REFERENCE

         American Eagle and Natco hereby incorporate by reference into this Prospectus/Proxy Statement the following documents previously filed with the SEC pursuant to the Exchange Act:

          (1) American Eagle's Annual Report on Form 10-K for the year ended January 31, 1998, filed with the SEC on April 24, 1998;

          (2) American Eagle's Definitive Proxy Statement for the Annual Meeting of Stockholders, filed with the SEC on May 5, 1998;

          (3) American Eagle's Quarterly Reports on Form 10-Q for the quarters ended May 2, 1998, filed with the SEC on June 12, 1998, the quarter ended August 1, 1998, filed with the SEC on September 15, 1998, and the Quarter ended October 31, 1998, filed with the SEC on November 24, 1998;

          (4) American Eagle's Definitive Proxy Statement for the Special Meeting of the Stockholders, filed with the SEC on September 28, 1998; and

          (5) American Eagle's Current Report on Form 8-K, filed with the SEC on November 9, 1998.

All documents filed by the Registrant and American Eagle pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus/Proxy Statement and prior to the approval of Natco's stockholders and the Special Meeting shall be deemed to be incorporated by reference in this Prospectus/Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.

                RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

         This Prospectus/Proxy Statement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbor benefits of such laws. The forward-looking statements include, but may not be limited to, all statements regarding the intent, belief and expectations of Natco, American Eagle and their respective management, such as statements concerning New American Eagle's future financial results and condition and its operating or growth strategy. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Risk Factors" in this Prospectus/Proxy Statement and other factors detailed from time to time in American Eagle's filings with the SEC. Although Natco and American Eagle believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could ultimately prove to be inaccurate. Therefore, there can be no assurance that any of the forward-looking statements included in this Prospectus/Proxy Statement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Natco or American Eagle or any other person that the objectives and plans of New American Eagle will be achieved.

                        COMPARATIVE PER SHARE INFORMATION

         The following table presents certain historical per share data for Natco and American Eagle and combined pro forma per share data for New American Eagle. The information should be read in conjunction with and is qualified in its entirety by the financial statements and accompanying notes of Natco and American Eagle included herein or incorporated herein by reference. Natco Historical relates to the historical financial statements of Natco exclusive of all transactions and related amounts associated with the receivable liquidation business, which will be contributed to Natco LLC and distributed to Natco stockholders immediately before the Merger of Natco and American Eagle. American Eagle's fiscal year ends on the Saturday closest to January 31st. Natco's fiscal year end is December 31st. The nine month period for American Eagle ended on October 31, 1998 while Natco's nine month period ended September 30, 1998. The respective year ends for 1997 were January 31, 1998 for American Eagle and December 31, 1997 for Natco.

                                                            Nine Months                Year Ended January
                                                              Ended                        31, 1998
                                                        October 31,1998
NATCO HISTORICAL (based upon 6,991,174 shares
outstanding)
  Net income - basic and diluted                                                              $0.50
                                                            $0.81
  Book value                                                                                  $2.61
                                                            $3.42

AMERICAN EAGLE HISTORICAL
  Net income - diluted                                                                        $0.85
                                                            $1.22
  Book value                                                                                  $4.06
                                                            $5.39

NEW AMERICAN EAGLE PRO FORMA COMBINED
  Net income - diluted                                                                        $0.80
                                                            $1.22
  Book value                                                                                    N/A
                                                            $5.42

                       MARKET PRICE DATA; DIVIDEND POLICY

         There is no public market for Natco Common Stock. However, the shares of New American Eagle Common Stock to be issued in the Merger will be substituted for the American Eagle Common Stock currently listed on the Nasdaq National Market under the symbol "AEOS." New American Eagle Common Stock will continue to trade on the Nasdaq National Market under the same "AEOS" symbol without any interruption resulting from the Reorganization. The following table sets forth the range of high and low sales prices for American Eagle Common Stock for the periods indicated, as reported by the Nasdaq National Market. The prices have been adjusted to reflect applicable stock splits.

For the Quarters Ended                       High            Low
----------------------                       ----            ---
April 1996                                 $14.37          $6.50
July 1996                                  $19.50         $13.00
October 1996                               $29.13         $15.00
January 1997                               $23.88          $7.50
April 1997                                 $12.50          $8.13
July 1997                                  $16.76         $10.07
October 1997                               $29.00         $15.50
January 1998                               $40.41         $29.51
April 1998                                 $41.58         $15.50
July 1998                                  $53.50         $33.13
October 1998                               $54.63         $28.25
January 1999 (through
December __, 1998)                         $_____         $_____

         On December __, 1998, the last reported sales price of the American Eagle Common Stock on the Nasdaq National Market was $____ per share. As of December __, 1998, there were approximately ___ stockholders of record of American Eagle Common Stock.

         Stockholders of Natco and the stockholders of American Eagle are advised to obtain current market quotations for shares of American Eagle Common Stock. No assurance can be given concerning the market price of shares of American Eagle Common Stock before or after the Effective Time. The market price of the American Eagle Common Stock will fluctuate between the date of this Prospectus/Proxy Statement and the Effective Time and thereafter.

         American Eagle has never paid cash dividends and New American Eagle presently anticipates that all of its future earnings will be retained for the development of its business and does not anticipate paying cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of New American Eagle's Board of Directors and will be based on future earnings, financial condition, capital requirements and other relevant factors.

                             SELECTED FINANCIAL DATA

         The following tables present selected historical financial data of Natco and American Eagle. Historical financial data of Natco for each of the three annual periods has been extracted from the audited financial statements of Natco, a portion of which is presented elsewhere herein, and of American Eagle, which is incorporated herein by reference. Historical financial data for the interim periods presented has been extracted from the unaudited historical financial statements of Natco and American Eagle. The information should be read in conjunction with the historical financial statements of American Eagle incorporated by reference in this Prospectus/Proxy Statement and in conjunction with the historical financial statements of Natco included herein.


                        SELECTED FINANCIAL DATA OF NATCO
             (dollars in thousands, except share and per share data)

         The following selected financial data is derived from and should be read in conjunction with the audited financial statements of Natco for the three years ended December 31, 1997, 1996 and 1995 included elsewhere in this Prospectus/Proxy Statement.


                                            October      December     December   December    December       December
                                            31, 1998     31, 1997     31, 1996   31, 1995    31, 1994      31, 1993
                                            --------     --------     --------   --------    --------      --------
                                           (unaudited)                                      (unaudited)   (unaudited)

Operating income (loss)                      $9,620       $5,955       $2,273      $(471)     $12,033        $6,392

Net income (loss)                            $5,676       $3,513       $1,341      $(278)      $7,100        $3,771

Basic and diluted net income (loss)           $0.81        $0.50        $0.19     $(0.04)       $1.02         $0.54
per share

Basic and diluted weighted average            6,991        6,991        6,991       6,991       6,991         6,991
shares outstanding(1)

Total assets                                $37,816      $28,196      $22,241     $19,968     $20,438        $8,405

Stockholders' equity                        $23,903      $18,227      $14,714     $13,373     $13,651        $6,551

(1) Adjusted to give effect to the Reorganization.

                  SELECTED FINANCIAL DATA OF AMERICAN EAGLE
           (dollars in thousands, except share and per share amounts)


              The following selected financial data is derived from and should be read in conjunction with the audited financial statements of American Eagle for the year ended January 31, 1998 incorporated herein by reference.

                                  Nine Months
                                   Ended                           Fiscal Years Ended
                                 October 31,      January 31,   February 1,    February 3,    July 29,      July 30,
                                     1998            1998         1997           1996          1995           1994
                                     ----            ----         ----           ----          ----           ----
                                  (Unaudited)                                 (Unaudited)
Net sales (1)(3)                    $374,493       $405,713      $326,404       $340,323     $296,563       $199,688

Operating income (loss) (1)          $46,308        $31,120        $8,859        $(1,073)     $12,043        $11,952

Net income (loss) (2)                $29,229        $19,537        $5,925        $(1,334)      $6,765         $6,629

Basic earnings (loss) per              $1.30          $0.88         $0.27         $(0.06)       $0.31          $0.35
share (2)(4)

Diluted earnings (loss) per            $1.22          $0.86         $0.26         $(0.06)       $0.30          $0.35
share (2)(4)

Basic weighted average                22,698         22,091        21,950         21,945       21,969         18,693
shares outstanding:

Diluted weighted average              24,000         22,816        22,694         21,945       22,430         18,705
shares outstanding:

Total assets                        $194,999       $144,795      $110,438        $95,363     $134,484        $82,863

Working capital                      $67,541        $48,486       $34,378        $24,775      $19,264        $27,173

Stockholders' equity                $123,500        $90,808       $71,056        $63,796      $57,932        $50,125

Current ratio                           1.94           1.90          1.87           1.78         1.25           1.83

Long term debt                             -              -             -              -           -              -
---------------------------------------------------------------------------------------------------------------------

(1) The fiscal years 1996 through 1994 amounts have been reclassified to conform to the Fiscal 1997 classifications.
(2) Fiscal 1994 includes a pro forma provision for income taxes due to the Company's prior S-corporation status.
(3) The 53-weeks ended February 3, 1996 includes 9 months of sales, or $21.5 million from outlet stores sold in October 1995.
(4) Earnings (loss) per share has been restated for the effect of Financial Accounting Standards Board Statement No. 128, Earnings per Share. See Notes 1 and 2 to the Consolidated Financial Statements of American Eagle incorporated herein by reference.

                   UNAUDITED PRO FORMA SELECTED FINANCIAL DATA
           (dollars in thousands, except share and per share amounts)

                                               Nine Months Ended      Year Ended
                                                   October 31,        January 31,
                                                     1998               1998
                                                     ----               ----
                                                 (Unaudited)
Net sales                                           $374,493            $405,713

Operating income (loss)                             $ 46,308            $ 29,920

Net income (loss)                                   $ 29,229            $ 18,337

Basic earnings (loss) per                           $   1.30            $   0.83

share (1)

Diluted earnings (loss) per                         $   1.22            $   0.80

share (1)

Basic weighted average                                22,580              22,091

shares outstanding:

Diluted weighted average                              23,920              22,836

shares outstanding:

Total assets                                        $195,749                 N/A

Working capital                                     $ 68,141                 N/A

Stockholders' equity                                $124,100                 N/A

Current ratio                                           1.95                 N/A

Long term debt                                          --                  --

(1) Earnings (loss) per share has been restated for the effect of Financial Accounting Standards Board Statement No. 128, Earnings per Share. See Notes 1 and 2 to the Consolidated Financial Statements of American Eagle incorporated herein by reference.

                               THE REORGANIZATION

BACKGROUND OF THE REORGANIZATION

         On October 9, 1997, at a special meeting of the Board of Directors of American Eagle, Jay L. Schottenstein, Chairman of American Eagle and Natco, suggested a proposed combination of American Eagle and Natco. He indicated that such combination would eliminate potential conflicts of interest between Natco and the other stockholders of American Eagle. The conflicts of interest result from Natco's status as a corporation subject to taxation under Subchapter C of the Internal Revenue Code (the "Code"). This status prevents Natco from receiving the full benefit of capital gains preferential rates treatment on any sale of its American Eagle stock. This status also entitles Natco to the benefit of a dividend received deduction in the amount of 80% of any dividend paid by American Eagle. Mr. Schottenstein acknowledged that payment of dividends would be in conflict with the reinvestment of earnings and growth strategy historically pursued by American Eagle. In response, the Board formed a special committee consisting of Gilbert W. Harrison, George Kolber and John L. Marakas (the "Interim Committee"). On October 10, 1997, the Interim Committee met and hired independent counsel. Thereafter, management of American Eagle determined that it would be in the best interest of American Eagle to have the committee considering the proposed combination of American Eagle and Natco to consist entirely of outside directors.

         On November 20, 1997, at a special meeting the Board of Directors, the size of the Board was expanded from eight directors to twelve and Ari Deshe, Jon
P. Diamond, Michael G. Jesselson and Gerald E. Wedren were elected to the Board. The Board then appointed Messrs. Jesselson, Marakas and Wedren as a reconstituted special committee (the "Special Committee") to consider, and to negotiate on behalf of American Eagle, the terms of the proposed combination of American Eagle and Natco. At a meeting on November 21, 1997, the Special Committee retained its own independent counsel.

         In February, 1998, after considering a number of possible methods for structuring the proposed combination, management of American Eagle and Natco determined to pursue a possible combination in the form of the Reorganization. Natco hired special tax counsel to obtain from the Internal Revenue Service the private letter rulings on the Reorganization.

         On June 19, 1998, the Special Committee met with its independent counsel to review the proposed terms of the Merger Agreement and the Indemnification Agreement. Thereafter, the Special Committee and its counsel began negotiating the terms of the Merger Agreement and Indemnification Agreement with representatives of Natco and its stockholders. The Special Committee had several telephonic meetings with its independent counsel to consider a number of revised proposals, principally with respect to the terms of the Indemnification Agreement, including meetings on June 29, July 23, and August 4, 1998.

         On August 11, 1998, the Special Committee met with its independent counsel and determined that the terms of the Merger Agreement and the Indemnification Agreement were fair to American Eagle and in the best interests of American Eagle and its unaffiliated stockholders. The Special Committee unanimously determined to recommend approval of the Merger Agreement and the Indemnification Agreement to the full Board of Directors.

         On August 14, 1998, at a special meeting of the full Board of Directors, based on the recommendation of the Special Committee, the Board of Directors approved the Reorganization and authorized the execution of the Merger Agreement and Indemnification Agreement and recommended that the stockholders of American Eagle approve the Reorganization. All directors voted in favor with Jay
L. Schottenstein, Saul Schottenstein, Ari Deshe and Jon P. Diamond abstaining from the vote.

         On September 17, 1998, at a meeting of the full Board of Directors, the Board approved a proposal to change American Eagle's state of incorporation from Ohio to Delaware. The reincorporation was approved by the American Eagle stockholders at a meeting held on October 22, 1998. American Eagle changed its state of incorporation by merging into its wholly owned Delaware subsidiary on November 2, 1998. The reincorporation was undertaken to allow American Eagle to benefit from Delaware's comprehensive, modern and flexible corporation law. It was also undertaken to facilitate the Reorganization by eliminating dissenting stockholder appraisal rights in the Reorganization.

         On November 19, 1998, the Special Committee met with their counsel and reaffirmed their approval of the Merger Agreement and the Reorganization. The Merger Agreement was executed effective as of November 30, 1998.

RECORD DATE; SHARES ENTITLED TO VOTE

         American Eagle stockholders of record at the close of business on December 11, 1998 will be entitled to vote at the Special Meeting. At that date, American Eagle had [_______] shares of American Eagle Common Stock outstanding and entitled to vote on all matters requiring a vote of the stockholders. These shares were held by approximately ___ holders of record. Each share of American Eagle Common Stock entitles the holder to one vote, exercisable in person or by proxy on each matter that comes before the stockholders at the Special Meeting.

REQUIRED VOTE

         A majority of the outstanding shares of American Eagle Common Stock represented in person will constitute a quorum at the Special Meeting. Approval of the Reorganization and Merger Agreement and the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the voting power of American Eagle. As of the record date, the Schottenstein Family, through their ownership of RVI and Natco, controlled approximately 53.2% of the outstanding shares of American Eagle Common Stock and it is anticipated that they will vote such shares in favor of the Reorganization. As long as they do so, approval of the Reorganization is assured.

         The affirmative vote of all the outstanding shares of Natco Common Stock is necessary to approve the Merger Agreement. As of the date of this Prospectus, the Schottenstein Family beneficially owned all of the outstanding shares of Natco Common Stock and it is anticipated that they will vote such shares in favor of the Reorganization. As long as they do so, approval of the Merger is assured. It is anticipated that the stockholders of Natco will approve the Merger and the Reorganization in an action by unanimous written consent prior to the Special Meeting.

THE MERGER AGREEMENT

         The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached as Appendix A to this Prospectus/Proxy Statement and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement. Stockholders are urged to read the Merger Agreement carefully.

         The Merger Agreement provides that following the approval of the Merger by the stockholders of Natco and American Eagle, and the satisfaction or waiver of the other conditions to the Merger, Thorn Hill Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Natco ("Newco") will be merged with and into American Eagle, with American Eagle continuing as the surviving corporation and Natco changing its name to "American Eagle Outfitters, Inc."

         Upon the satisfaction or waiver of all conditions to the Merger, the Merger will become effective upon the filing of a certificate of merger by Newco and American Eagle with the Delaware Secretary of State in accordance with the Delaware General Corporation Law ("Delaware GCL"). The Effective Time of the Merger is expected to occur on or about January __, 1999.

         MERGER CONSIDERATION GENERALLY. In the Merger, each outstanding share of American Eagle Common Stock, except American Eagle stock owned by Natco, will be automatically converted into one fully paid and nonassessable share of New American Eagle Common Stock. American Eagle stock owned by Natco will be cancelled, the outstanding shares of Natco Common Stock will remain outstanding as shares of New American Eagle, and the Newco Common Stock held by Natco will be converted into all the outstanding common stock of American Eagle.

        CONDITIONS TO CONSUMMATION OF THE MERGER. The respective obligations of Natco and American Eagle to consummate the Merger are subject to the fulfillment or waiver by the parties of certain conditions, including: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the stockholders of American Eagle; (ii) the Merger Agreement shall have been approved and adopted by the unanimous vote or consent of the stockholders of Natco; (iii) no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority shall be in effect that would prevent the consummation of the Merger; (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act ("HSR Act") shall have expired or been terminated; (v) the shares of Common Stock of New American Eagle to be issued in the Merger shall have been approved for listing on the Nasdaq National Market; (vi) Natco and American Eagle shall have received the Supplemental Rulings from the IRS, in form and substance satisfactory to each of them, substantially to the effect that the Original Rulings from the IRS remain in full force and effect; and (vii) there shall have been no material adverse change in the Tax Rulings issued by the IRS relating to the Reorganization.

        The obligations of American Eagle to consummate the Merger are further subject to the satisfaction or waiver of certain additional conditions, including the following: (i) Natco, Newco and Natco LLC shall have performed and complied in all material respects with all obligations and agreements required to be performed and complied with by them under the Merger Agreement at or prior to the Effective Time; (ii) the representations and warranties of Natco, Newco and Natco LLC contained in the Merger Agreement that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, as of the date of the Merger Agreement and at and as of the Effective Time as if made at and as of such date; (iii) American Eagle shall have received a certificate from the Chief Executive Officer of Natco, Newco and Natco LLC, dated as of the Effective Time, to the effect that the conditions and obligations of Natco, Newco and Natco LLC under the Merger Agreement have been satisfied; (iv) prior to the Effective Time, Natco shall have amended and restated its Certificate of Incorporation and Bylaws as provided in the Merger Agreement; (v) the directors and officers of Natco shall be the directors and officers of American Eagle immediately prior to the Effective Time, to serve until their successors are duly elected and qualified and, in the case of officers, to serve at the pleasure of the Board of Directors of Natco; and (vi) Natco LLC and its members shall have duly executed and delivered the Indemnification Agreement.

        The obligations of Natco and Newco to consummate the Merger are further subject to the satisfaction or waiver of certain additional conditions, including the following: (i) American Eagle shall have performed and complied in all material respects with all obligations and agreements required to be performed and complied with by it under the Merger Agreement at or prior to the Effective Time; (ii) the representations and warranties of American Eagle contained in the Merger Agreement that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, as of the date of the Merger Agreement and at and as of the Effective Time as if made at and as of such date; and (iii) Natco and Newco shall have received a certificate from the Chief Operating Officer of American Eagle to the effect that the conditions contained in subparagraph (i) and (ii) above have been satisfied.

        REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, American Eagle has made certain representations and warranties relating to: (i) the organization and qualification of American Eagle; (ii) the capitalization of American Eagle; (iii) the requisite corporate power and authority of American Eagle to enter into the Merger Agreement; (iv) the non-contravention of the Merger Agreement with the Certificate of Incorporation and the Bylaws of American Eagle and certain agreements to which American Eagle is a party and laws to which it is subject; and (v) the fact that American Eagle shall have obtained all necessary approvals and consents. Also in the Merger Agreement, Natco, Newco and Natco LLC have made certain representations and warranties relating to, among other things: (i) the organization and qualification of each entity; (ii) the capitalization of each entity; (iii) the requisite corporate power and authority of each entity to enter into the Merger Agreement; (iv) the non-contravention of the Merger Agreement with the Certificate of Incorporation, Bylaws, or Certificate of Formation and Operating Agreement of each entity and certain agreements to which the entity is a party and laws to which it is subject; (v) the fact that each entity has obtained all necessary approvals and consents; (vi) the absence of litigation or governmental proceedings; (vii) compliance with laws and permits; (viii) the absence of any broker or finder; (ix) material contracts; (x) the accuracy of schedules and other information furnished in connection with the Merger Agreement; (xi) financial statements and information; (xii) the absence of liabilities, obligations or indebtedness of any nature on the part of Natco other than those set forth in the financial information provided to American Eagle; and (xiii) compliance with environmental laws.

        CERTAIN AGREEMENTS AND COVENANTS. Pursuant to the Merger Agreement, Natco, Newco, Natco LLC, and American Eagle make the following covenants: (i) each party will use all reasonable efforts to cause the Merger to qualify as a tax free reorganization under the Code, as contemplated by the Tax Rulings issued by the IRS; and (ii) none of the parties or any of their affiliates will before or after the Effective Time file any tax or informational return, make any disclosure or otherwise take any position or any action, including but not limited to any action described below, that (a) is inconsistent with the representations made to the IRS in connection with the issuance of the Tax Rulings; or (b) is inconsistent with the Merger qualifying as a reorganization under Section 368(a) of the Code; or (c) would alone or in conjunction with any other action cause the Merger not to qualify as a reorganization under said section of the Code. The parties also agree that they will file all returns, reports or statements and take such other actions as may be required to have the Merger qualify as a reorganization under Section 368 of the Code and to comply with regulations under Section 368 of the Code as they apply to the Merger.

        INDEMNIFICATION. Pursuant to the Indemnification Agreement, Natco LLC will indemnify each of American Eagle, New American Eagle and their officers, directors, employees and agents against any claims arising from (i) liabilities or obligations of Natco existing immediately prior to the Merger or resulting from events or occurrences in existence prior to the Merger; (ii) any breach or inaccuracy of any representation or warranty made by Natco, Newco or Natco LLC in the Merger Agreement; or (iii) any breach or failure by Natco, Newco or Natco LLC to perform any of their respective obligations under the Merger Agreement, provided that the indemnity only applies to losses that exceed the actual cash value of any benefit received after the Reorganization by American Eagle or New American Eagle relating to any tax credits or the net operating loss carryover of Natco immediately prior to the Reorganization, and any other tax benefits, but only if and to the extent such losses do not result from a willful breach of a representation, warranty or covenant in the Merger Agreement by Natco, Newco or Natco LLC. Natco LLC will not indemnify New American Eagle for claims resulting from the Merger, including any claim as to whether or not the Merger is a tax-free transaction or the amount and value to New American Eagle of the Natco net operating loss carry-forward. The indemnification obligation of Natco LLC will extend for any claims made within the earlier of four years from the Effective Time of the Merger or expiration of the applicable statute of limitations, except for (i) claims relating to tax matters, which can be asserted by American Eagle or New American Eagle through the applicable federal income tax statute of limitations; or (ii) claims relating to environmental matters, which can be asserted until the earlier of the tenth anniversary of the Effective Time or expiration of the applicable statute of limitations. The members of Natco LLC will agree, severally and not jointly, to refrain from taking any distribution that would result in the net worth of Natco LLC to be less than $10,000,000, computed in accordance with generally accepted accounting principles, as applied on a consistent basis at the end of each fiscal quarter for a period of four years from the Effective Time. The members of Natco LLC also will agree, severally and not jointly, to contribute back to Natco LLC the net value, after giving effect to the income taxes payable thereon, of any distributions received from Natco LLC, other than distributions to pay tax generated by Natco LLC or taxes payable by the members as a result of the initial receipt of their membership interests in Natco LLC, if necessary to enable Natco LLC, to meet its obligations under the Indemnification Agreement.

        TERMINATION. The Merger Agreement may be terminated by: (i) the mutual action of the Board of Directors of Natco and American Eagle; (ii) by American Eagle, if Natco has not satisfied certain closing conditions; (iii) by Natco, if American Eagle has not satisfied certain closing conditions; and (iv) by Natco or American Eagle if there has been a material breach of a representation or warranty made by the other party, the effect of which is an American Eagle Material Adverse Effect or a Natco Material Adverse Effect, as defined in the Merger Agreement, or if there has been a breach by the other party in any material respect of the covenants set forth in the Merger Agreement.

EXCHANGE OF CERTIFICATES

          The American Eagle Common Stock held by stockholders of American Eagle, other than Natco, will be converted into New American Eagle Common Stock upon consummation of the Merger. Therefore, stockholders of

American Eagle will be required to exchange their old certificates of American Eagle Common Stock for new stock certificates representing New American Eagle Common Stock as a result of the Merger.

        National City Bank (the "Exchange Agent") will deliver to the stockholders of record of American Eagle a letter of transmittal ("Letter of Transmittal") and instructions for its use in effecting the surrender of certificates representing shares of American Eagle Common Stock in exchange for certificates representing the identical number of shares of New American Eagle Common Stock.

        Upon surrender of a certificate to the Exchange Agent, together with a duly executed Letter of Transmittal and any other required documents, the stockholders of American Eagle will be entitled to receive, in exchange therefor, a certificate representing the identical number of shares of New American Eagle Common Stock.

        If a certificate representing shares of American Eagle Common Stock has been lost, stolen or destroyed, the stockholder will be required to submit an affidavit describing the lost, stolen or destroyed certificate, the number of shares evidenced thereby and affirming the status of that certificate in lieu of surrendering such certificate to the Exchange Agent, which shall deem such certificate canceled; provided that New American Eagle may require the holder of such certificate to provide New American Eagle with a bond in such amount as New American Eagle may direct as a condition to issuing a new stock certificate.

        If any certificate representing New American Eagle Common Stock is to be issued in a name other than that in which the certificate previously representing American Eagle Common Stock which is surrendered in exchange therefor is registered, the certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the person requesting such exchange must pay to American Eagle, in advance, any transfer or other taxes due by reason of the issuance of a certificate representing shares of New American Eagle Common Stock or the making of a cash payment in any name other than that of the registered holder of the certificate surrendered or must establish to the satisfaction of New American Eagle that such tax has been paid or is not payable.

        American Eagle stockholders should not submit any stock certificates now but rather should only submit stock certificates upon receipt of, and together with, the Letter of Transmittal and instructions enclosed therewith.

NASDAQ LISTING

        The shares of New American Eagle Common Stock to be issued in the Reorganization will be substituted for the American Eagle Common Stock currently listed on the Nasdaq National Market under the symbol "AEOS." The shares of New American Eagle Common Stock will continue to trade on the Nasdaq National Market without any interruption resulting from the Reorganization.

REGULATORY APPROVALS

        Pursuant to the requirements of the HSR Act, Natco and American Eagle each filed a pre-merger notification report with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice, in connection with the Reorganization. It is a condition to the obligations of Natco and American Eagle to consummate the Reorganization that the waiting period under the HSR Act shall have expired or terminated.

DISSENTERS' RIGHTS

        Under the DGCL, a stockholder is entitled, under certain circumstances, to receive payment of the fair market value of the stockholder's common stock if the stockholder dissents from a proposed merger or consolidation. Dissenters' rights are unavailable in the case of a sale of all or substantially all of the assets of a corporation. Dissenters' rights are also unavailable if the shares of the Delaware corporation which is a party to a merger or consolidation are listed on a national securities exchange or interdealer quotation system, or are held of record by more than 2,000 persons, and in the merger or consolidation, stockholders receive shares of stock of the surviving or resulting corporation and/or shares of stock of any other corporation which are listed on a national securities exchange or interdealer quotation system or held of record by more than 2,000 persons. Since American Eagle Common Stock is currently listed on the Nasdaq National Market and the shares of New American Eagle to be received in the Merger will be listed on the Nasdaq National Market, dissenters' rights will not be available to stockholders of American Eagle in connection with the Merger.

DESCRIPTION OF NATCO'S SECURITIES

        General. The authorized capital stock of Natco consists of 70,000,000 shares of Natco Common Stock and 5,000,000 shares of Natco preferred stock. As of the date of this Prospectus/Proxy Statement, no shares of Natco preferred stock were issued and outstanding and 18,250 shares of Natco Common Stock were issued and outstanding. Immediately prior to the Effective Time, Natco will have 6,991,174 shares outstanding.

        The following summary of terms of Natco's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Delaware law and by Natco's Amended and Restated Certificate of Incorporation, which has been filed with the SEC as an exhibit to the Registration Statement for this Prospectus/Proxy Statement.

        Common Stock. Holders of Natco Common Stock are entitled to receive dividends out of funds legally available therefor as and if declared by the Natco Board of Directors, provided that, so long as any shares of Natco preferred stock are outstanding, no dividends (other than dividends payable in Natco Common Stock) or other distributions (including redemptions and purchases) may be made with respect to the Natco Common Stock unless full cumulative dividends on the shares of Natco preferred stock have been paid.

        Holders of shares of Natco Common Stock are entitled to one vote for each share for the election of directors and on all other matters. The issued and outstanding shares of Natco Common Stock are fully paid and non-assessable. The holders of Natco Common Stock are not entitled to preemptive rights or conversion or redemption rights. The holders of Natco Common Stock do not have cumulative voting rights in the election of directors.

        Natco's Board of Directors is divided into three classes (Class I, II, and III). Directors are elected to hold office for a three-year term. A plurality vote is required to elect the directors, while in all other matters, the vote required to take action is an affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote where a quorum is present.

        In the event of the voluntary or involuntary dissolution, liquidation, or winding up of Natco, holders of Natco Common Stock will be entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors (including holders of Natco's indebtedness) and holders of Natco preferred stock, all the remaining assets of Natco available for distribution.

        Preferred Stock. The Natco Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the designations, number of shares, dividends, redemption rights, sinking fund requirements, liquidation prices, conversion rights, and other rights, qualifications, limitations or restrictions as the Natco Board of Directors may from time to time be permitted by law to fix or change.

ACCOUNTING TREATMENT

        The Merger will be accounted for by New American Eagle as an acquisition of minority interests without a substantial change in net assets, operations, management, or Company ownership. As a result, there will be no change in assets and liabilities of the merger companies which will be recorded based on historic carrying amounts.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to Natco and American Eagle, subject to the qualifications set forth below and contained herein and subject to the receipt of the Supplemental Rulings, the following is a summary of the material U.S. federal income tax consequences of the Merger to holders of American Eagle Common Stock who exchange such stock for New American Eagle Common Stock pursuant to the Merger. The following summary addresses only such stockholders who hold their American Eagle Common Stock as a capital asset and does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules (including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, foreign holders, persons who hold such shares as a hedge against currency risk, or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation). The following summary is not binding on the Internal Revenue Service. It is based upon the Code, laws, regulations, rulings and decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local, and other foreign laws are not addressed herein. Holders of American Eagle common stock are strongly urged to consult their tax advisors as to the specific tax consequences to them of the Merger, including the applicability and effect of federal, state, local and foreign income and other tax laws in their particular circumstances.

        Natco and American Eagle have received the Original Rulings, and have requested the Supplemental Rulings from the Internal Revenue Service, based upon representations and information submitted to the Internal Revenue Service, holding, among other things, that the Merger will be a reorganization under
Section 368(a) of the Code. The American Eagle Board of Directors has determined that if the Tax Condition is not satisfied, the American Eagle Board of Directors will not proceed with the Merger. Based on the Original Rulings, for U.S. federal income tax purposes:

        (i) no gain or loss will be recognized by holders of American Eagle Common Stock on their exchange of American Eagle Common Stock solely for New American Eagle Common Stock in the Merger;

        (ii) the basis of the New American Eagle Common Stock received by each such holder of American Eagle Common Stock in the Merger will be the same as the basis of the American Eagle Common Stock surrendered in exchange therefor; and

        (iii) the holding period of the New American Eagle Common Stock received by each such holder of American Eagle Common Stock in the Merger will include the period during which that stockholder held the American Eagle Common Stock surrendered in exchange therefor, provided such American Eagle Common Stock is held as a capital asset on the date of the Merger.

RESALES BY AFFILIATES

        Certain stockholders of American Eagle may be deemed an "affiliate" of American Eagle for purposes of Rule 145 under the Securities Act ("Rule 145") and will not be permitted to transfer their shares of New American Eagle Common Stock issued in the Merger except (i) pursuant to an effective registration statement; (ii) in compliance with Rule 145; or (iii) pursuant to an exemption from the registration requirements of the Securities Act. New American Eagle shall be entitled to place appropriate legends on the certificates evidencing New American Eagle Common Stock to be received by such affiliates pursuant to the terms of the Merger, and to issue appropriate stock transfer instructions to the transfer agent for New American Eagle Common Stock, to the effect that the shares received or to be received by such an affiliate pursuant to the Merger may only be sold, transferred or otherwise conveyed, and the holder thereof may only reduce his interest in or risks related to such shares, pursuant to an effective registration statement under the Securities Act or in accordance with the provisions of paragraph (d) of Rule 145 or pursuant to an exemption from registration provided under the Securities Act. The foregoing restrictions on the transferability of New American Eagle Common Stock shall apply to all purported sales, transfers and other conveyances of the shares received or to be received by any such affiliate pursuant to the Merger and to all purported reductions in the interest in or risks relating to such shares, whether or not such affiliate has exchanged the certificates previously evidencing shares of American Eagle Common Stock. This Prospectus/Proxy Statement does not cover any resales of New American Eagle Common Stock.

AMERICAN EAGLE'S REASONS FOR THE MERGER; RECOMMENDATION OF AMERICAN EAGLES'S BOARD OF DIRECTORS

        At a meeting on August 14, 1998, the American Eagle Board of Directors determined that the Merger is advisable and fair to and in the best interests of American Eagle and its unaffiliated stockholders. The Board approved the Merger Agreement, the Merger and the other transactions contemplated by the Reorganization and resolved to recommend that the stockholders of American Eagle vote in favor of the Reorganization. In reaching these conclusions, the American Eagle Board of Directors, with the assistance of management, the Special Committee and its independent legal advisors, considered a number of factors, including the following: (i) the unanimous recommendation of the Special Committee; (ii) the benefits to American Eagle of eliminating Natco's potential conflicts of interest as to the financial objectives of American Eagle relating to the payment of dividends instead of reinvesting earnings; (iii) the benefits to American Eagle of the holding company structure arising from the Reorganization and the resulting flexibility to implement any future plans with respect to the corporate organization and operating structure of New American Eagle; and (iv) the reduction in the concentration of ownership of New American Eagle providing the opportunity to increase liquidity in the market for New American Eagle's Common Stock and enhancing its long term ability to raise capital. This list of factors considered by the American Eagle Board of Directors is not intended to be exhaustive. The American Eagle Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the American Eagle Board may have given different weights to different factors. Jay L. Schottenstein, Saul Schottenstein, Ari Deshe and Jon P. Diamond, whose families have an economic interest in Natco, abstained from voting on the Reorganization.

        Based on the foregoing, the American Eagle Board of Directors recommends that the stockholders of American Eagle vote FOR the proposal to approve the Merger Agreement and the related transactions in the Reorganization.

NATCO'S REASONS FOR THE MERGER; RECOMMENDATION OF NATCO'S BOARD OF DIRECTORS

        In an action by written consent effective on November 25, 1998, the Board of Directors of Natco unanimously approved the Reorganization and the Merger Agreement and recommended that all Natco stockholders vote in favor of the Reorganization. In approving the Reorganization, the Natco Board took into consideration (a) the benefits to the stockholders of Natco of eliminating any potential conflict of interest with respect to the financial objectives of American Eagle as they relate to the payment of dividends instead of reinvesting earnings; and (b) the efficiencies and cost savings to the stockholders of Natco resulting from no longer being required to maintain Natco as a separate corporate entity.


                             NATCO INDUSTRIES, INC.

GENERAL

        Natco is a holding company owned by members of the Schottenstein Family. Natco's principal asset is 6,991,174 shares of American Eagle Common Stock, representing approximately 30.1% of the outstanding shares of American Eagle. Natco's only other material assets consist of a portfolio of receivables and notes held for investment. Natco has no employees and relies on management services provided by companies owned by the Schottenstein Family.

HISTORICAL BACKGROUND AND BUSINESS

        The first American Eagle store was opened in 1977 by RVI. In 1985, the stockholders of RVI acquired Natco. Natco had operated a chain of mall-based specialty retail stores, which were converted after the acquisition to American Eagle stores. Thereafter, until 1994, American Eagle stores were operated as one business by two corporations, RVI and Natco. In 1994, in connection with the initial public offering by American Eagle, the American Eagle business was transferred to American Eagle in exchange for the issuance of American Eagle stock to RVI and Natco. Thereafter, Natco continued to own its American Eagle stock and to conduct a business of investing in receivables and notes for collection.

NATCO LLC REORGANIZATION

        Prior to the Merger, Natco will transfer all of its assets and liabilities, other than its American Eagle Common Stock, to Natco LLC, a wholly owned subsidiary of Natco. Thereafter, all of the membership interests in Natco LLC will be distributed to the Schottenstein Family stockholders of Natco in redemption of a portion of their shares of

Natco Common Stock. Natco will declare a stock split so that after the redemption and prior to the Effective Time, the stockholders of Natco will own 6,991,174 shares of Natco Common Stock, which will represent approximately 30.1% of the total ownership of New American Eagle at the Effective Time. Immediately prior to the Effective Time, Natco is expected to have no liabilities and Natco's only asset will be its American Eagle stock.

NATCO DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth certain information regarding each of the current executive officers and directors of Natco. As a condition of the Merger, Natco is required to elect the same officers and directors as American Eagle.

                           NAME                  AGE             POSITION WITH COMPANY
                           ----                  ---             ---------------------
            Jay L. Schottenstein                  44    Chairman of Board and President
            Saul Schottenstein                    76    Director
            Thomas R. Ketteler                    55    Vice President-Finance, Treasurer and Director
            Irwin A. Bain                         45    Secretary and Director


        Jay L. Schottenstein has served as President of Natco since 1985 and as Chairman since 1991. Mr. Schottenstein has served as Chairman and Chief Executive Officer of American Eagle and its predecessors since March 1992 and prior to that time he served as a Vice President and Director of American Eagle's predecessors since 1980. He has also served since March 1992 as Chairman and Chief Executive Officer of Schottenstein Stores Corporation ("SSC"), a privately-held company with interests in retailing, real estate and manufacturing. He has also served as Chairman since March 1992 and as Chief Executive Officer since April 1991 of Value City Department Stores, Inc., a publicly-held company which is subject to the reporting requirements of Section 13 of the Exchange Act, which operates a chain of off-price department stores and is 56.3% owned by SSC, with the remaining shares publicly-held and traded on the New York Stock Exchange. Mr. Schottenstein has served as Vice Chairman of SSC since 1986 and as a director of SSC since 1982. He has also served as an officer and director of various other corporations owned or controlled by members of the Schottenstein Family since 1976. Jay L. Schottenstein is the nephew of Saul Schottenstein.

        Saul Schottenstein has served as a Director of Natco since 1985. Mr. Schottenstein has been a director of American Eagle and its predecessors since 1980. He has served as President of SSC since 1984, and as a director of SSC since 1982. He served as Executive Vice President of SSC from 1982 to 1984. Prior to that time he served in various executive capacities with SSC since 1946. He is also an officer and director of various other corporations owned or controlled by the Schottenstein Family, including Value City Department Stores, Inc., a publicly-held company which is subject to the reporting requirements of
Section 13 of the Exchange Act.

        Thomas R. Ketteler has served as Vice President-Finance, Treasurer and a Director of Natco since 1985. Mr. Ketteler has been a director of American Eagle since January 1994. Mr. Ketteler has served SSC as Chief Operating Officer since April 1995, as a director since 1985 and Vice President of Finance since 1981. Prior to that time, he was a partner in the firm of Alexander Grant and Company, Certified Public Accountants. Mr. Ketteler is an officer and director of various other corporations owned or controlled by the Schottenstein Family. Since May 1997, Mr. Ketteler has also served as a director of the Crowley Milner & Co., a publicly-held company which is subject to the reporting requirements of Section 13 of the Exchange Act.

        Irwin A. Bain has served as General Counsel and Secretary of Natco since October 1991. Mr. Bain has served as General Counsel and Secretary of SSC since June 1991.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS

EQUITY IN EARNINGS (LOSSES) OF ASSOCIATED COMPANY

        Natco's equity in the earnings (losses) of American Eagle is the most significant element in Natco's net income. Such amounts, which are recorded based upon American Eagle's quarter end or year end closest to Natco's financial statement presented, fluctuate significantly from period to period based upon American Eagle's reported earnings and Natco's ownership of American Eagle. Natco's ownership in American Eagle is affected by any sales or purchases of American Eagle stock by Natco and stock issuances and reacquisitions by American Eagle. Although Natco has not purchased or sold any American Eagle stock since American Eagle's initial public offering in 1994, Natco's ownership of American Eagle has decreased from approximately 31.5% as of January 1, 1995 to 30.6% as of October 31, 1998. Natco's equity in the earnings (losses) of American Eagle are also affected by other changes in the stockholders' equity of American Eagle. Such amounts are not considered significant by management and Natco's equity in the earnings (losses) of American Eagle have been increased or decreased by those amounts in the year they are incurred.


FINANCIAL CONDITION

        Natco's stockholders' equity at October 31, 1998 was approximately $24 million, compared to $18.2 million at December 31, 1997, $14.7 million at December 31, 1996 and $13.4 million at December 31, 1995. Natco's financial condition is dependent upon the results of American Eagle's operations.


                SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND
                        MANAGEMENT OF NEW AMERICAN EAGLE

OWNERSHIP OF COMMON STOCK

        The following table sets forth certain information with regard to the beneficial ownership of American Eagle's Common Stock on November 30, 1998, and the beneficial ownership of New American Eagle Common Stock at such date on a pro forma basis following the Merger, by: (i) each person known by American Eagle and Natco who will own beneficially more than 5% of the outstanding shares of New American Eagle's Common Stock; (ii) each of New American Eagle's directors; (iii) the executive officers of New American Eagle named in the summary compensation table included in the Proxy Statement of American Eagle, dated May 1, 1998 and incorporated herein by reference; and (iv) all directors and executive officers of New American Eagle as a group.

        All share amounts and per share data included in this proxy statement have been restated to reflect the January 1998 stock split and the May 1998 stock split.

Stockholder                              Shares Owned at November 30, 1998      Shares Owned after Merger (1)
-----------                              ---------------------------------      -----------------------------
                                          Number              Percent           Number           Percent
                                          ------              -------           ------           -------
Natco Industries, Inc.                     6,991,174           30.1%               ---                *
Retail Ventures, Inc. (2)                  5,230,125           22.5%         5,230,125             22.5%
S.H.D. Investments LLC (3)                 1,534,375            6.6%         1,534,375             6.6%
Jay L. Schottenstein (4)                   5,366,409           23.1%         8,190,566            35.3%
Geraldine Schottenstein (5)                6,991,174           30.1%         5,371,437            23.4%
Saul Schottenstein (6)                        22,500               *           160,939                *
George Kolber (7)                            167,125               *           167,125                *
Ari Deshe (8)                                    ---               *         2,685,718            11.6%
Jon P. Diamond (9)                               563               *         1,343,421             5.8%
Martin P. Doolan (7)                          19,125               *            19,125                *
Gilbert W. Harrison (7)                        4,725               *             4,725                *
Michael G. Jesselson                           4,500               *             4,500                *
Thomas R. Ketteler (7)                        10,215               *            10,215                *
John L. Marakas (7)                           16,875               *            16,875                *
David W. Thompson (7)                         58,500               *            58,500                *
Gerald E. Wedren                                 ---               *               ---                *
Joseph E. Kerin                               17,960               *            17,960                *
Roger S. Markfield                           300,154               *           300,154                *
Laura A. Weil (7)                             21,875               *            21,875                *
All directors and executive officers       6,010,526           25.9%        11,658,842            50.2%


* Represents less than 1% of the outstanding  Common Stock.

(1) Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned. The percent is based upon the 23,229,065 shares assumed to be outstanding immediately following the Merger and the number of shares, if any, as to which the named person has the right to acquire beneficial ownership upon the exercise of stock options exercisable within 60 days of November 30, 1999.
(2) The address for Retail Ventures, Inc. ("RVI") is 1800 Moler Road, Columbus, Ohio 43207-1698.
(3) The address for S.H.D. Investments, LLC is 5804 E. Slauson, City of Commerce, California, 90040-3018.
(4) Includes 5,230,125 shares of Common Stock owned by RVI and 33 shares of Common Stock held as custodian for a family member and 136,250 shares subject to exercisable options. Jay L. Schottenstein serves as Chairman and Chief Executive Officer of RVI. Jay L. Schottenstein is the beneficial owner of 69.9% of the outstanding voting securities of RVI. Accordingly, he may be deemed to be the beneficial owner of the Common Stock of New American Eagle held by RVI.
(5) Geraldine Schottenstein is the mother of Jay L. Schottenstein, Ann Schottenstein Deshe and Susan Schottenstein Diamond. Geraldine Schottenstein is the beneficial owner of 76.8% of the outstanding securities of Natco. Accordingly, she may be deemed to be the beneficial owner of the shares of common stock of the Company held by Natco. The shares owned after the Merger represent 1,342,859 shares to which Mrs. Schottenstein has sole voting and investment power and 4,028,578 shares to which Mrs. Schottenstein shares voting and investment power. The shares are held in trust for family members as to which Mrs. Schottenstein is either Trustee or Trust Advisor.
(6) Includes 11,250 shares subject to exercisable options held by Saul Schottenstein. Saul Schottenstein is a director of RVI and the uncle of Jay
     L. Schottenstein, Ann Schottenstein Deshe and Susan Schottenstein Diamond. For a description of Saul Schottenstein's beneficial ownership of the outstanding voting securities of RVI, see "Ownership of RVI."
(7) Includes the following number of shares subject to exercisable options: Mr. Kolber, 22,500 shares; Mr. Doolan, 19,125 shares; Mr. Harrison, 4,500 shares; Mr. Ketteler, 4,590 shares; Mr. Marakas, 10,125 shares; Mr. Thompson, 22,500 shares; and Ms. Weil, 8,750 shares.
(8) Shares owned after the Merger represent 2,685,718 shares to which Mr. Deshe's spouse shares voting and investment power over shares held in trust for family members as to which Mrs. Deshe is either Trustee or Trust Advisor.
(9) Shares owned after the Merger represent 1,342,859 shares to which Mr. Diamond's spouse shares voting and investment power over shares held in trust for family members as to which Mrs. Diamond is either Trustee or Trust Advisor.

OWNERSHIP OF RVI AND NATCO

        The following table shows the shares of RVI and Natco Common Stock owned beneficially by each person owning more than 5% of the shares, each director or executive officer owning any shares, and by all directors and executive officers of the Company as a group, as of November 30, 1998.

                                                                                     Shares of
                                                       Shares of                       Natco
                                                       RVI Common    Percent of       Common         Percent of
       Stockholder                                      Stock         Class            Stock            Class
       -----------                                     -----------    -----            -----            -----
Jay L. Schottenstein (1)                                349.5          69.9%           7,372.3           40.4%
Saul Schottenstein (2)                                   51.0          10.2%             361.4            2.0%
Geraldine Schottenstein (3)                             153.0          30.6%          14,383.2           78.8%
Ann Schottenstein Deshe (4)                              97.0          19.4%           7,010.9           38.4%
Susan Schottenstein Diamond (5)                          48.5           9.7%           3,505.5           19.2%
All directors and executive officers as a group         354.5          70.9%           7,733.7           42.4%

(1) Represents sole and/or shared voting and investment power over shares held in trust for family members as to which Jay L. Schottenstein is either Trustee or a Trust Advisor.
(2) Represents sole and or shared voting and investment power over 46 RVI shares held in trust for family members as to which Saul Schottenstein is Trustee and 5 RVI shares owned directly.
(3) Represents sole and/or shared voting and investment power over shares held in trust for family members as to which Geraldine Schottenstein is Trustee.
(4)     Ann Schottenstein Deshe is the spouse of Ari Deshe and the sister of Jay
        L. Schottenstein. Represents sole and/or shared voting and investment power over shares held in trust for family members as to which Ann Schottenstein Deshe is either Trustee or a Trust Advisor.
(5) Susan Schottenstein Diamond is the spouse of Jon P. Diamond and the sister of Jay L. Schottenstein. Represents sole and/or shared voting and investment power over shares held in trust for family members as to which Susan Schottenstein Diamond is either Trustee or a Trust Advisor.


                         AMERICAN EAGLE OUTFITTERS, INC.

GENERAL

        American Eagle is a specialty retailer of all-American casual apparel, accessories, and footwear for men and women between the ages of 16 and 34. American Eagle designs, markets, and sells its own brand of versatile, relaxed, and timeless classics like AE dungarees, khakis, and T-shirts, providing high quality merchandise at affordable prices. At November 30, 1998, American Eagle operated 386 mall-based stores in 41 states principally in the Midwest, Northeast and Southeast. American Eagle's principal offices are located at 150 Thorn Hill Drive, Warrendale, Pennsylvania 15086-7528 and its telephone number is (724) 776-4857.

OTHER INFORMATION

        American Eagle's Common Stock is actively traded on the Nasdaq National Market under the trading symbol "AEOS." See "Market Price Data; Dividend Policy." Because information regarding American Eagle is readily available to investors, the law permits this document to be abbreviated by incorporating certain information regarding American Eagle by reference to certain reports and other documents filed with the SEC. See "Information Incorporated By Reference." Other than as described herein, there have been no material changes in the affairs of American Eagle since the filing of its Quarterly Report on Form 10-Q for the quarter ended October 31, 1998 through the date of this Prospectus/Proxy Statement.

                               STOCKHOLDER RIGHTS

        Upon consummation of the Reorganization, there will be no material differences between the rights of security holders of American Eagle and the rights of the security holders of New American Eagle. The Certificate of Incorporation of American Eagle and New American Eagle will be the same except for an increase in the number of authorized shares, the authorization of preferred stock, the classification of the Board of Directors, and the election to be governed by Section 203 of the DGCL.

AUTHORIZED SHARES

        American Eagle's Certificate of Incorporation currently authorizes 30,000,000 shares of common stock. New American Eagle's Certificate of Incorporation will authorize 70,000,000 shares of common stock and 5,000,000 shares of preferred stock. The issuance and the terms of any shares of preferred stock by New American Eagle is in the discretion of the Board of Directors.

CLASSIFICATION OF BOARD OF DIRECTORS

        The DGCL permits, but does not require, the adoption of a classified Board of Directors with staggered terms, with each class having a term of officer longer than one year but not longer than three years. American Eagle's Certificate of Incorporation does not currently provide for this. New American Eagle's Certificate of Incorporation provides for a classified Board of Directors consisting of three classes, Class I, Class II, and Class III. Each director will be elected for a term expiring at the third successive annual meeting of the stockholders after his or her election.

SECTION 203 OF DGCL

        American Eagle has opted out of the provisions of Section 203 of the DGCL. New American Eagle will not opt out of Section 203 of the DGCL. Section 203 of the DGCL provides that a corporation shall not engage in any "business combination" with any "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(a) by persons who are directors and officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds (2/3) of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" under the DGCL is generally defined as any of the following transactions involving the corporation and an interested stockholder thereof: (i) a merger or consolidation; (ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the corporation's assets; (iii) an issuance or transfer of the corporation's stock; (iv) a transaction having the effect of directly or indirectly increasing the proportionate share of the corporation's stock held by such interested stockholder; or (v) any receipt by such interested stockholder of the benefit of any loans, guarantees, pledges or other financial benefits. An "interested stockholder" under the DGCL is generally defined as any person owning 15% or more of the corporation's outstanding stock.

                                     EXPERTS

        The financial statements of Natco as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995 included in this Prospectus/Proxy Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of American Eagle Outfitters, Inc. as of January 31, 1998, February 1, 1997, and February 3, 1996, and for the fiscal years ended January 31, 1998, February 1, 1997, the six month period ended February 3, 1996, and the fiscal year ended July 29, 1995, incorporated by reference in this Prospectus/Proxy Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited consolidated interim financial information of American Eagle for the quarters ended May 2, 1998, August 1, 1998, and October 31, 1998, incorporated by reference in this Prospectus/Proxy Statement, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in American Eagle's Quarterly Reports on Form 10-Q for the quarters ended May 2, 1998, August 1, 1998, and October 31, 1998, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.


                                  LEGAL MATTERS

        The validity of New American Eagle Common Stock to be issued to the stockholders of American Eagle pursuant to the Merger and certain other legal matters in connection with the Merger will be passed upon for Natco by Porter, Wright, Morris & Arthur, Columbus, Ohio. Certain U.S. federal income tax matters relating to the Merger will be passed upon for Natco and American Eagle by Skadden, Arps, Slate, Meagher & Flom LLP.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                             Page
FINANCIAL STATEMENTS OF NATCO

Independent Auditors' Report..............................................................................   F- 2

Balance Sheets  as of December 31, 1996 and 1997 and October 31, 1998 (unaudited) ........................   F- 3

Statements of Income (Loss) for the years ended December 31, 1995, 1996, and 1997 and
         for the ten months ended October 31, 1998 (unaudited)............................................   F-4

Statements of Changes in Stockholders' Equity for the years ended December 31, 1995, 1996, and 1997
          and for the ten months ended October 31, 1998 (unaudited) .....................................    F-5

Statements of Cash Flows for the years ended December 31, 1995, 1996, and 1997 and
         for the ten months ended October 31, 1998 (unaudited) ...........................................   F-6

Notes to Financial Statements ............................................................................   F-7


UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ..........................................   F-10

Unaudited Pro Forma Balance Sheet as of October 31, 1998 .................................................   F-11

Unaudited Pro Forma Statement of Operations for the nine months ended October 31, 1998 ...................   F-12

Unaudited Pro Forma Statement of Operations for the year ended January 31, 1998 ..........................   F-13

Notes the to Unaudited Pro Forma Condensed Consolidated Financial Statements .............................   F-14

                         Report of Independent Auditors

The Board of Directors and Stockholders
Natco Industries, Inc.

We have audited the accompanying balance sheets of Natco Industries, Inc. (Natco), as described in Note 1, as of December 31, 1996 and 1997, and the related statements of income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Natco's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natco Industries, Inc., as described in Note 1, as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP


December 4, 1998

                             Natco Industries, Inc.

                                 Balance Sheets

                  (In thousands, except per share information)



                                                      DECEMBER 31,    OCTOBER 31,
                                                    1996       1997      1998
                                                  --------------------------------
                                                                      (unaudited)

ASSETS
Investment in associated company                   $22,241    $28,196    $37,816
                                                   =============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deferred tax liability                             $ 7,527    $ 9,969    $13,913

STOCKHOLDERS' EQUITY
   Common stock, $.01 par value;
     25,000 shares authorized; 18,250
     shares issued and outstanding                    --         --         --
Paid-in capital                                        244        244        244
Retained earnings                                   14,470     17,983     23,659
                                                   -----------------------------

Total stockholders' equity                          14,714     18,227     23,903
                                                   -----------------------------
Total liabilities and stockholders' equity         $22,241    $28,196    $37,816
                                                   =============================


See accompanying notes.

                             Natco Industries, Inc.

                           Statements of Income (Loss)

                  (In thousands, except per share information)



                                                                                       Ten months
                                                                                      ended October,
                                                        YEARS ENDED DECEMBER 31,           31
                                                   1995          1996           1997       1998
                                               -------------------------------------------------------
                                                                                        (unaudited)
Equity in net income (loss) of
   associated company (American
   Eagle Outfitters, Inc.)                      $   (471)      $  2,273      $  5,955      $  9,620

Income tax expense (benefit)                        (193)           932         2,442         3,944
                                                ---------------------------------------------------
Net income (loss)                               $   (278)      $  1,341      $  3,513      $  5,676
                                                ====================================================

Basic and diluted income (loss) per common
   share                                        $ (15.23)      $  73.48      $192.49       $ 311.01

Weighted average common shares
   outstanding                                    18,250         18,250       18,250         18,250


See accompanying notes.

                             Natco Industries, Inc.

                  Statements of Changes in Stockholders' Equity

               Years Ended December 31, 1995, 1996, and 1997 and
                        Ten Months Ended October 31, 1998
                    (In thousands, except share information)


                                                                     COMMON        PAID-IN         RETAINED    TREASURY
                                                     SHARES          STOCK         CAPITAL         EARNINGS     STOCK      TOTAL
                                         ========================================================================================
Balance December 31, 1994                            18,250             $-           $489           $14,162    $(1,000)  $13,651
   Net loss                                               -              -              -              (278)        -       (278)
Retirement of treasury stock                              -              -           (245)             (755)     1,000        -
                                         ----------------------------------------------------------------------------------------
Balance December 31, 1995                            18,250              -            244            13,129         -     13,373
   Net income                                             -              -              -             1,341         -      1,341
                                         ----------------------------------------------------------------------------------------
Balance December 31, 1996                            18,250              -            244            14,470         -     14,714
   Net income                                             -              -              -             3,513         -      3,513
                                         ----------------------------------------------------------------------------------------
Balance December 31, 1997                            18,250              -            244            17,983         -     18,227
   Net income (unaudited)                                 -              -              -             5,676         -      5,676
                                         ----------------------------------------------------------------------------------------
Balance October 31, 1998 (unaudited)                 18,250             $-           $244           $23,659    $    -    $23,903
                                         ========================================================================================


 See accompanying notes.

                             Natco Industries, Inc.

                            Statements of Cash Flows

                                 (In thousands)


                                                                                           TEN MONTHS
                                                                                             ENDED
                                                                YEARS ENDED DECEMBER 31,  OCTOBER 31,
                                                      1995         1996          1997         1998
                                                    -------------------------------------------------
                                                                                           (unaudited)
OPERATING ACTIVITIES:
Net income (loss)                                   $  (278)      $ 1,341       $ 3,513       $ 5,676
Adjustments to net income (loss) to net cash
   provided (used) by operating activities:
     increase (decrease) in deferred income
       taxes                                           (193)          932         2,442         3,944
     Equity in losses (earnings) of associated
       company                                          471        (2,273)       (5,955)       (9,620)
                                                    -------------------------------------------------
Net cash from operating activities                     --            --            --            --


Net change in cash and equivalents                     --            --            --            --
Cash and equivalents
   Beginning of year                                   --            --            --
                                                    -------------------------------------------------
   End of year                                      $  --         $  --         $  --         $  --
                                                    =================================================


See accompanying notes.

                             Natco Industries, Inc.

                          Notes to Financial Statements




1. ORGANIZATION AND NATURE OF BUSINESS

The accompanying financial statements are prepared for inclusion in a registration statement relating to the merger of American Eagle Outfitters, Inc. (American Eagle) with and into a wholly owned subsidiary of Natco (Natco). Prior to the proposed reorganization, Natco will transfer all of its assets and liabilities, other than its American Eagle shares, to a newly formed limited liability company in exchange for all of the interest in the limited liability company. The principal components of these transferred assets are Natco's investment in purchased receivable and notes and mortgages receivable from affiliates. The purchased receivables are primarily unsecured consumer receivables that are purchased at a discount to their face value from various businesses located throughout the United States. A company that is affiliated through common control, services and collects the purchased receivables for Natco. Natco will distribute these limited liability company interests to Natco's shareholders in connection with the merger by American Eagle with and into a wholly-owned Natco subsidiary. These statements retroactively reflect the spin-off of the interests in the limited liability company to Natco's shareholders immediately prior to the merger with American Eagle, and therefore, all aspects of Natco's purchased receivables business have been eliminated from the accompanying financial presentation.

Prior to the merger, Natco will declare a stock split so that current shareholders will own 6,991,174 shares of Natco Common Stock.

These financial statements retroactively reflect the reorganization of the business as a change in the reporting entity in accordance with Staff Accounting Bulletin No. 93 and present the investment in American Eagle and related net deferred tax liabilities which will be merged with American Eagle.

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FEDERAL INCOME TAXES

Natco follows the liability method for accounting for income taxes. Accordingly, a deferred tax liability/asset is recorded for all transactions that are reported in different years for financial reporting versus tax purposes. Under this liability method, the amount of deferred taxes on the balance sheet is adjusted annually for changes in tax rates or other provisions of the income tax law.

3. INVESTMENT IN ASSOCIATED COMPANY

The financial information presented for American Eagle is as of and for the 52/53 week year that ends on the Saturday nearest to January 31. Consolidated financial information for American Eagle is summarized as follows:


                                                       (In Thousands)

                                                                     NINE MONTHS
                                          FEBRUARY 1,   JANUARY 31, ENDED OCTOBER 31,
                                            1997          1998           1998
                                          --------------------------------------
                                                                     (unaudited)
Current assets                            $ 73,760       $102,473       $139,040
Long term assets                            36,678         42,322         55,959
                                          --------------------------------------
Total assets                              $110,438       $144,795       $194,999

Current liabilities                       $ 39,382       $ 53,987       $ 71,499
Stockholders' equity                      $ 71,056       $ 90,808       $123,500

Net sales                                 $326,404       $405,713       $374,493
Net income                                $  5,925       $ 19,537       $ 29,229
Net income and other changes
   in stockholders' equity                $  7,260       $ 19,752       $ 32,692

Other changes in stockholders' equity, which management considers insignificant, are the result of stock issuances and certain acquisitions subsequent to Natco's initial investment in American Eagle and have been included in equity earnings.

As of October 31, 1998, Natco owned approximately 30.6% of the common stock of American Eagle, an entity under common control of the Schottenstein family. American Eagle operates a chain of mall-based retail specialty stores. The investment in American Eagle is accounted for using the equity method of accounting.

4. INCOME TAXES

The significant items giving rise to the deferred income tax assets (liabilities), as of December 31, 1996, 1997 and October 31, 1998 are as follows (in thousands):


                                                                                     OCTOBER 31,
                                                            1996         1997           1998
                                                         ---------------------------------------
                                                                                     (unaudited)
Deferred income tax assets (liabilities):
   Equity in earnings of American Eagle                  $ (8,294)      $(10,736)      $(14,680)
   Net operating loss carryforwards and alternative
   minimum tax credits                                        767            767            767
                                                         --------------------------------------
Total deferred income tax liabilities, net               $ (7,527)      $ (9,969)      $(13,913)
                                                         ======================================

The components of income tax expense (benefit) for the years ended December 31, 1995, 1996, and 1997 and the ten months ended October 31, 1998 are as follows (in thousands):

                                                                            OCTOBER 31,
                                             1995         1996       1997       1998
                                           ---------------------------------------------
                                                                             (unaudited)
Current:

Federal                                     $ --         $ --        $ --        $ --

Deferred:
   Net increase (decrease) in deferred
     income tax liabilities
                                              (193)         932       2,442       3,944
                                            -------------------------------------------
Total income tax expense
   (benefit)                                $ (193)      $  932      $2,442      $3,944
                                            ===========================================

The difference between the U.S. federal statutory income tax rate and Natco's effective rate are:

                                                                            OCTOBER 31,
                                             1995         1996       1997       1998
                                           ---------------------------------------------
                                                                             (unaudited)

U.S. federal statutory income tax rate
                                           (35.0)%        35.0%      35.0%      35.0%
State income taxes, net of federal effect
                                            (6.0)          6.0        6.0        6.0
                                           --------------------------------------------
                                           (41.0)%        41.0%      41.0%      41.0%
                                            ===========================================

Natco has generated net operating losses (NOLs) that may be used to offset future taxable income. Each year's NOL has a maximum 15-year carryforward period. Natco's ability to fully use its NOL carryforwards is dependent upon future taxable income. As of December 31, 1997, Natco has NOL carryforwards of approximately $300,000, subject to various expiration dates beginning in 2000 and ending 2008, and alternative minimum tax credit carryforwards of approximately $650,000 available to reduce future taxes payable. The potential tax benefit of these NOL carryforwards of $300,000 using a 35% effective tax rate represents a deferred tax asset. No valuation allowance has been recorded for the realization of the asset as management expects future income to be sufficient to fully recognize the carryforwards.

5. STOCKHOLDERS' EQUITY

In October 1995, Natco retired the 18,250 shares that it held in treasury and reduced the number of authorized shares from 1,000,000 shares to 25,000 shares. This resulted in charges of $182 to common stock, $244,500 to paid-in capital, and $755,318 to retained earnings.

Unaudited Pro Forma Condensed Consolidated Financial Statements

The Unaudited Pro Forma Statements of Operations of New American Eagle for the fiscal year ended January 31, 1998 and the nine months ended October 31, 1998 (the "Pro Forma Statements of Operations"), and the Unaudited Pro Forma Balance Sheet of New American Eagle as of October 31, 1998 (the "Pro Forma Balance Sheet" and together with the Pro Forma Statement of Operations, the "Pro Forma Condensed Consolidated Financial Statements"), have been prepared to illustrate the effect of the Reorganization of Natco and the Merger of Natco and American Eagle which has been accounted for as an acquisition of minority interest without a substantial change in net assets, operations or company ownership. The Pro Forma Statements of Operations give pro forma effect to the Reorganization and the Merger as if they had occurred on February 2, 1997. The Pro Forma Balance Sheet gives effect to the Reorganization and the Merger as if they occurred on October 31, 1998. The Pro Forma Condensed Consolidated Financial Statements do not purport to be indicative of the results of operations or the financial position of New American Eagle that would have actually been obtained had such transactions been completed as of the assumed dates and for the periods presented, or which may be obtained in the future. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that New American Eagle believes to be reasonable.

The Pro Forma Condensed Consolidated Financial Statements including the notes thereto are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of American Eagle which are incorporated by reference and the historical financial statements of Natco which are included elsewhere in this Prospectus/Proxy Statement.

An estimate of the total cost of the Reorganization and the Merger has been made and charged to the Pro Forma Statement of Operations based on available information. The actual costs may differ from those included herein. Any such difference, however, is not believed to be material.

                        Unaudited Pro Forma Balance Sheet
                                October 31, 1998

                                                      American                  Pro Forma               Pro Forma
                                                       Eagle        Natco      Adjustments            Consolidated
                                                     (1)October   (1)October
                                                      31, 1998     31, 1998
Current assets:
          Cash and cash equivalents                    $44,045           -              -                 $44,045
          Merchandise inventory                         74,934           -              -                  74,934
          Accounts and note receivable, including        6,086           -              -                   6,086
              related party
          Prepaid expenses and other                     6,560           -              -                   6,560
          Deferred income taxes                          7,415           -            750     (3)           8,165
                                                -----------------------------------------------------------------
Total current assets                                  $139,040          $0           $750                $139,790
Net property, plant and equipment                       52,534           -              -                  52,534
Investment in American Eagle Outfitters, Inc.                -      37,816        (37,816)     (2)              0
Other assets                                             3,425           -              -                   3,425
                                                -----------------------------------------------------------------
Total assets                                          $194,999     $37,816       $(37,066)               $195,749
                                                -----------------------------------------------------------------
     Current liabilities:
          Accounts payable                             $35,766           -              -                 $35,766
          Accrued compensation and payroll taxes        12,918           -              -                  12,918
          Accrued rent                                  12,092           -              -                  12,092
          Accrued income and other taxes                 6,009           -              -                   6,009
           Deferred tax liability                            -      13,913        (13,913) (2),(3)              0
          Other liabilities and accrued expenses         4,714           -            150     (5)           4,864
                                                -----------------------------------------------------------------
Total current liabilities                              $71,499     $13,913       $(13,763)                 71,649
                                                -----------------------------------------------------------------
 Stockholders' equity                                 $123,500     $23,903       $(23,303)(2),(5)        $124,100
                                                -----------------------------------------------------------------
Total liabilities and stockholders' equity            $194,999     $37,816       $(37,066)               $195,749
                                                -----------------------------------------------------------------

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

                   Unaudited Pro Forma Statement of Operations

                   For the nine months ended October 31, 1998

                                                     American      Natco (1)     Pro Forma          Pro Forma
                                                    Eagle (1)       October     Adjustments         Consolidated
                                                   October 31,      31, 1998
                                                       1998
Net sales                                             $374,493                                       $374,493
Cost of sales, including certain buying,               227,793                                        227,793
occupancy and warehousing expenses
                                                ---------------------------------------------------------------
      Gross profit                                     146,700           0             0              146,700
Selling, general and administrative expenses            94,191                                         94,191
Depreciation and amortization                            6,201                                          6,201
                                                ----------------------------------------------------------------
Operating income                                        46,308           0             0               46,308
Equity in earnings of associated company                     -       9,620        (9,620)     (4)           0
Interest income, net                                     1,676                                          1,676
                                                -------------------------------------------------------------
Income before income taxes                              47,984      $9,620       $(9,620)              47,984
Provision for income taxes                              18,755       3,944        (3,944)     (4)      18,755
                                                -------------------------------------------------------------
Net income                                             $29,229      $5,676       $(5,676)             $29,229
                                                --------------------------------------------------------------
Basic income per common share                            $1.30                                          $1.30
                                                ---------------------------------------------------------------
Diluted income per common share                          $1.22                                          $1.22
                                                ---------------------------------------------------------------
Weighted average common shares outstanding              22,580                                         22,580
- basic
Weighted average common shares outstanding              23,920                                         23,920
- diluted

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

                   Unaudited Pro Forma Statement of Operations

                               For the year ended
                                January 31, 1998


                                                     American    Natco(1)        Pro Forma            Pro Forma
                                                      Eagle(1)   December       Adjustments          Consolidated
                                                    January 31,  31, 1997
                                                       1998
Net sales                                             $405,713                                         $405,713
Cost of sales, including certain buying,               268,746                                          268,746
occupancy and warehousing expenses
                                                 --------------------------------------------------------------
      Gross profit                                     136,967           0             0                136,967
Selling, general and administrative expenses            98,529           0         1,200      (5)        99,729
Depreciation and amortization                            7,318                                            7,318
                                                 --------------------------------------------------------------
Operating income                                       $31,120           0        (1,200)               $29,920
Equity in earnings of associated company                     -       5,955        (5,955)     (4)             -
Interest income, net                                     1,158                                            1,158
                                                 --------------------------------------------------------------
Income before income taxes                             $32,278       5,955        (7,155)               $31,078
Provision for income taxes                              12,741       2,442        (2,442)     (4)        12,741
                                                 --------------------------------------------------------------
Net income                                             $19,537       3,513        (4,713)               $18,337
                                                ---------------------------------------------------------------
Basic income per common share                            $0.89                                            $0.83
Diluted income per common share                          $0.85                                            $0.80
Weighted average common shares outstanding              22,091                                           22,091
- basic
Weighted average common shares outstanding              22,836                                           22,836
- diluted


See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

1. American Eagle has adopted a fiscal year that ends on the Saturday closest to January 31st. Natco has a calendar year end. The respective year ends and interim periods have been combined for the accompanying pro forma presentation.

2. Natco reports earnings in American Eagle based upon the most recent publicly released financial information of American Eagle which generally is within one month of Natco's reporting period. Adjustment to eliminate Natco's equity investment in American Eagle and the related deferred tax liability.

3. Adjustments to reclassify deferred tax assets in the accounts of Natco from net liabilities to assets. The underlying deferred tax assets relate to the alternative minimum tax credits and net operating tax loss carryforwards of Natco as included in the financial statements of Natco included elsewhere herein.

4. Adjustment to eliminate the results of American Eagle which are recorded on an equity basis in the financial statements of Natco.

5. Adjustment to recognize costs related to the Reorganization and the Merger.

                                                                      APPENDIX A




------------------------------------------------------------------------------






                   PLAN OF REORGANIZATION AND MERGER AGREEMENT


                                      Among


                             NATCO INDUSTRIES, INC.

                          THORN HILL ACQUISITION CORP.

                         NATCO LIMITED LIABILITY COMPANY

                                       and

                         AMERICAN EAGLE OUTFITTERS, INC.





-------------------------------------------------------------------------------

                          Dated as of November 30, 1998

         This Plan of Reorganization and Merger Agreement ("Agreement") is entered into effective as of November 30, 1998, by and among NATCO INDUSTRIES, INC., a Delaware corporation ("Natco"), THORN HILL ACQUISITION CORP., a Delaware corporation and wholly owned subsidiary of Natco ("Acquisition"), AMERICAN EAGLE OUTFITTERS, INC., a Delaware corporation ("AEO"), and NATCO LIMITED LIABILITY COMPANY, a Delaware Limited Liability Company ("Natco LLC"). AEO is hereinafter sometimes referred to as the "Surviving Corporation."

         WHEREAS, Natco, Acquisition and AEO desire that Acquisition merge with and into AEO (the "Merger"), upon the terms and conditions set forth herein and in accordance with the Delaware General Corporation Law (the "Delaware Law") with the result that AEO shall continue as the surviving corporation and thereby become a wholly owned subsidiary of Natco as provided herein and the separate existence of Acquisition (except as it may be continued by operation of law) shall cease; and

         WHEREAS, the parties are effecting the Merger in order to (i) avoid potential shareholder conflicts that may arise with respect to operating and other plans of AEO, (ii) facilitate any future plans to restructure AEO, (iii) enhance AEO's long-term ability to raise debt and/or equity capital and (iv) achieve certain administrative efficiencies; and

         WHEREAS, on the date of this Agreement, Natco is authorized to issue 70,000,000 shares of common stock, par value $0.01per share ("Natco Common Stock"), and 5,000,000 shares of Preferred Stock, par value $0.01 per share ("Natco Preferred Stock), and has issued and outstanding 18,250 shares of Natco Common Stock and no shares of Natco Preferred Stock; Acquisition is authorized to issue 1,000 shares of common stock, par value $0.01 per share ("Acquisition Common Stock") and has issued and outstanding 100 shares of Acquisition Common Stock; and AEO is authorized to issue 30,000,000 shares of common stock, par value $0.01 per share ("AEO Common Stock"), of which 22,989,475 shares were outstanding as of November 30, 1998, with an additional 1,830,806 shares being subject to outstanding stock options (the "AEO Stock Options") previously granted under AEO's 1994 Stock Option Plan (the "AEO Option Plan"); and

         WHEREAS, Natco desires that, immediately prior to the Merger, (i) the membership interests (the "LLC Interests") that it holds in Natco LLC, a wholly-owned subsidiary of Natco, be distributed to the Natco Shareholders in redemption for a proportional portion of the outstanding 18,250 shares of Natco Common Stock, and (ii) each of the remaining shares of Natco Common Stock outstanding after the redemption shall be increased to a total of 6,991,174 shares as the result of a stock split, all as hereinafter provided; and

         WHEREAS, Natco, Acquisition and AEO desire that, at the Effective Time (as hereinafter defined), each of the shares of AEO Common Stock outstanding immediately prior to the Effective Time, excluding the 6,991,174 shares of AEO Common Stock owned by Natco (the "Natco AEO Shares"), shall be automatically converted into the right to receive an identical number of fully paid and nonassessable shares of Natco Common Stock, and that each of the Natco AEO Shares shall be cancelled, all as hereinafter provided; and

         WHEREAS, Natco, Acquisition and AEO desire that, at the Effective Time, each of the 100 shares of Acquisition Common Stock shall be changed and converted into an equal number of shares of AEO Common Stock; and

         WHEREAS, Natco desires, immediately after the Merger, to amend its Certificate of Incorporation to change its name to "American Eagle Outfitters, Inc."; and

         WHEREAS, for Federal income tax purposes, it is intended that the Merger qualify as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

         WHEREAS, the respective Boards of Directors of Natco, Acquisition and AEO have approved the Merger and the other transaction contemplated by this Agreement;

         NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein, and in order to set forth the terms and conditions of the Merger and the mode of carrying the same into effect, the parties hereto hereby agree as follows:

                                    ARTICLE I
                           ACTIONS PRIOR TO THE MERGER

         SECTION 1.01 NATCO REDEMPTION. Immediately prior to the Effective Time, Natco shall cause the LLC Interests to be distributed to Natco shareholders in proportion to their ownership interests in Natco and in redemption a proportionate portion of the outstanding 18,250 shares of Natco Common Stock.

         SECTION 1.02 AMENDMENT OF NATCO CERTIFICATE AND STOCK SPLIT. The Directors and Shareholders of Natco, in approving this Agreement, hereby approve amendment of Article First of Natco's Certificate of Incorporation to read in its entirety as follows:

                  FIRST: The name of the Corporation shall be American Eagle Outfitters, Inc.

The officers of Natco are authorized to file a Certificate of Amendment with the Delaware Secretary of State setting forth the above amendment after the Effective Time.

         SECTION 1.03 NATCO STOCK SPLIT. The Directors of Natco hereby declare a stock dividend (stock split) payable to shareholders of record immediately prior to the Effective Time, in the amount of whole shares of Natco Common Stock equal to the number of new shares of

Natco Common Stock for each one share of Natco Common Stock outstanding immediately prior to the Effective Time necessary so that there will be outstanding 6,991,174 shares of Natco Common Stock immediately prior to the Effective Time.

                                   ARTICLE II
                                   THE MERGER

         SECTION 2.01 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, in accordance with this Agreement and Delaware Law, AEO shall be merged with and into Acquisition, the separate existence of Acquisition (except as it may be continued by operation of law) shall cease, and AEO shall continue as the Surviving Corporation under the corporate name "AE Stores Company."

         SECTION 2.02 EFFECT OF THE MERGER. Upon the effectiveness of the Merger, the Surviving Corporation shall succeed to, and assume all the rights and obligations of Acquisition in accordance with Delaware Law.

         SECTION 2.03 CONSUMMATION OF THE MERGER. As soon as practicable after the satisfaction or waiver of the conditions to the obligations of the parties to effect the Merger set forth herein, provided that this Agreement has not been terminated previously, the parties hereto will cause the Merger to be consummated by filing with the Secretary of State of Delaware, a properly executed certificate of merger in accordance with Delaware Law (the close of business on the date of such filing or the time or date so specified in the filing as the effective date of the Merger being the "Effective Time").

         SECTION 2.04 CERTIFICATE OF INCORPORATION; BY-LAWS; DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The Certificate of Incorporation of the Surviving Corporation from and after the Effective Time shall be the Certificate of Incorporation of Acquisition as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the provisions thereof and as provided by Delaware Law. The By-Laws of the Surviving Corporation from and after the Effective Time shall be the By-Laws of Acquisition as in effect immediately prior to the Effective Time, continuing until thereafter amended in accordance with the provisions thereof and the Certificate of Incorporation of the Surviving Corporation and as provided by Delaware Law. The initial directors and officers of the Surviving Corporation shall be the directors and officers, respectively, of Acquisition immediately prior to the Effective Time, in each case until their removal or until their respective successors are duly elected and qualified.

         SECTION 2.05 FURTHER ASSURANCES. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either AEO or

Acquisition, or otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either AEO or Acquisition, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of such corporation, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such corporation and otherwise to carry out the purposes of this Agreement.


                                   ARTICLE III
                            CONVERSION OF SECURITIES

         SECTION 3.01 CONVERSION OF AEO COMMON STOCK. At the Effective Time, each share of Common Stock, without par value, of AEO issued and outstanding immediately prior to the Effective Time, excluding the Natco AEO Shares, shall be converted, by virtue of the Merger, into the right to receive one share of Natco Common Stock.

         SECTION 3.02 CANCELLATION OF AEO COMMON STOCK OWNED BY NATCO. At the Effective Time, by virtue of the Merger and without further action on the part of Natco, each Natco AEO Share shall be cancelled.

         SECTION 3.03 RETENTION OF NATCO COMMON STOCK. At the Effective Time, each of the 6,991,174 shares of Natco Common Stock outstanding immediately prior to the Effective Time, shall remain outstanding and unchanged by virtue of the Merger.

         SECTION 3.04 CONVERSION OF ACQUISITION COMMON STOCK. At the Effective Time, each share of common stock of Acquisition, without par value, issued and outstanding immediately prior to the Effective Time, shall remain outstanding and, by virtue of the Merger, automatically and without any action on the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation.

         SECTION 3.05 EXCHANGE OF AEO STOCK CERTIFICATES. Promptly after the Effective Time, each former AEO shareholder, other than Natco, shall receive a letter of transmittal (the "Transmittal Letter") and instructions for its use in effecting the surrender of their stock certificates previously representing AEO Common Stock in exchange for stock certificates representing their shares of Natco Common Stock. Upon delivery to National City Bank (the "Transfer Agent") of certificates for the AEO Common Stock and the Transmittal Letter completed in due form, each such shareholder will be entitled to receive a certificate representing that number of the shares of Natco Common Stock being issued pursuant to SECTION 3.01 herein.

         SECTION 3.06 CONVERSION OF AEO STOCK OPTIONS. At the Effective Time, Natco shall adopt the AEO Option Plan and each unexercised AEO Stock Option that is outstanding immediately prior to the Effective Time shall be converted automatically at the Effective Time into an option to purchase the exact same number of shares of Natco Common Stock, without any change in the option exercise price or the other terms and conditions of such options.


                                   ARTICLE IV
                                     CLOSING

         SECTION 4.01 CLOSING. The closing of the Merger (the "Closing") shall be scheduled to occur at the offices of Porter, Wright, Morris & Arthur, Columbus, Ohio, at 10:00 a.m. local time, on a date as soon as practicable after the satisfaction or waiver of the conditions to the obligations of the parties to effect the Merger set forth herein (the "Closing Date"). The Closing, and all transactions to occur at the Closing, shall be deemed to have taken place at, and shall be effective as of the Effective Time.

                                    ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

         SECTION 5.01 REPRESENTATIONS AND WARRANTIES OF AEO. AEO represents and warrants to Natco and Natco LLC as follows:

         (a) ORGANIZATION AND QUALIFICATION. AEO is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. AEO is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the properties, assets, financial condition, operating results or business of AEO (an "AEO Material Adverse Effect").

         (b) CAPITALIZATION. The authorized capital stock of AEO consists of 30,000,000 shares of AEO Common Stock. As of the date of this Agreement, 22,989,475 shares of AEO Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, and an additional 1,830,806 shares of AEO Common Stock are reserved for issuance pursuant to outstanding AEO Stock Options.

         (c) AUTHORITY RELATIVE TO AGREEMENT. AEO has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by AEO and the consummation by it of the transactions contemplated hereby have been duly authorized by AEO's Board of Directors and no other corporate approvals or proceedings on the part of AEO are necessary to authorize this Agreement and the transactions contemplated hereby, other than approval by the AEO shareholders. This Agreement has been duly executed and delivered by AEO and constitutes the legal, valid and binding obligation of AEO, enforceable against AEO in accordance with its terms.

         (d) NON-CONTRAVENTION. The execution and delivery of this Agreement by AEO and the consummation by AEO of the transactions contemplated hereby will not
(i) violate or conflict with any provision of the Certificate of Incorporation or Code of Regulations of AEO, (ii) result in any material violation of, conflict with, or default (or an event which with notice or lapse of time or both would constitute a default) or loss of a benefit under, or permit the termination of or the acceleration of any obligation under, any mortgage, indenture, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to AEO or any of its respective properties, or (iii) result in the creation or imposition of any claim in favor of any third person or entity upon the assets of AEO, other than any such violation, conflict, default, loss, termination or acceleration that would not have an AEO Material Adverse Effect or materially and adversely affect the ability of AEO to consummate the transactions contemplated hereby.

         (e) CONSENTS. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by AEO in connection with the execution and delivery of this Agreement by AEO or the consummation by AEO of the transactions contemplated hereby, except for (i) any necessary filings pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC") thereunder, (ii) the filing of a certificate of merger with the Secretary of State of Delaware in accordance with the Delaware Law,
(iii) the filing of a form of notice with the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvement Act (the "HSR Act"), and (iv) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not have an AEO Material Adverse Effect or materially and adversely affect the ability of AEO to consummate the transactions contemplated hereby.

         SECTION 5.02 REPRESENTATIONS AND WARRANTIES OF NATCO, ACQUISITION AND NATCO LLC. Each of Natco, Acquisition and Natco LLC, jointly and severally, represents and warrants to AEO as follows:

         (a)      ORGANIZATION AND QUALIFICATION.

         (i) NATCO. Natco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Natco is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the financial condition, operating results or business of Natco and its subsidiaries, taken as a whole (a "Natco Material Adverse Effect").

         (ii) NATCO LLC. Natco LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Natco LLC is duly qualified as a foreign limited liability company to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the financial condition, operating results or business of Natco LLC and its subsidiaries, taken as a whole (a "Natco LLC Material Adverse Effect").

         (iii) ACQUISITION. Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition was incorporated on November 25, 1998 for the purpose of effecting the Merger and has no business operations, no material properties or assets and has no liabilities or obligations.

         (b) CAPITALIZATION.

         (i) NATCO. The authorized capital stock of Natco consists of 70,000,000 shares of Natco Common Stock and 5,000,000 shares of Preferred Stock. As of the date of this Agreement, 18,250 shares of Natco Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and no shares of Natco Preferred Stock are issued or outstanding. No subscription, warrant, option, convertible security, stock appreciation or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of Natco is authorized or outstanding and there is not any commitment of Natco to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets. Natco does not have any obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

         (ii) NATCO LLC. The authorized membership interests of Natco LLC are owned 100% by Natco, all of which are duly authorized, validly issued, fully paid and nonassessable. No subscription, warrant, option, convertible security, security appreciation or other right (contingent or other) to purchase or acquire any membership interest of any class of Natco LLC is authorized or outstanding and there is not any commitment of Natco LLC to issue any membership interest, warrants, options or other such rights or to distribute to holders of any class of its membership interests any evidences of indebtedness or assets. Natco LLC does not have any obligation (contingent or other) to purchase, redeem or otherwise acquire any of its membership interests or to pay any dividend or make any other distribution in respect thereof.


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         (iii) ACQUISITION. The authorized capital stock of Acquisition consists of 1,000 shares of Acquisition Common Stock. As of the date of this Agreement, 100 shares of Acquisition Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable. No subscription, warrant, option, convertible security, stock appreciation or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of Acquisition is authorized or outstanding and there is not any commitment of Acquisition to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets. Acquisition does not have any obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

         (c)      AUTHORITY RELATIVE TO AGREEMENTS.

         (i) NATCO. Natco has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Natco and the consummation by Natco of the transactions contemplated hereby have been duly authorized by the Board of Directors and approved by the shareholders of Natco, no other corporate approvals or proceedings on the part of Natco are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Natco and constitutes the legal, valid and binding obligation of Natco, enforceable against Natco in accordance with its terms.

         (ii) NATCO LLC. Natco LLC has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Natco LLC and the consummation by Natco LLC of the transactions contemplated hereby have been duly authorized and approved by all of the members of Natco LLC, no other corporate approvals or proceedings on the part of Natco LLC are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Natco LLC and constitutes the legal, valid and binding obligation of Natco LLC, enforceable against Natco LLC in accordance with its terms.

         (iii) ACQUISITION. Acquisition has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquisition and the consummation by Acquisition of the transactions contemplated hereby have been duly authorized by the Board of Directors and approved by the shareholders of Acquisition, no other corporate approvals or proceedings on the part of Acquisition are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquisition and constitutes the legal, valid and binding obligation of Acquisition, enforceable against Acquisition in accordance with its terms.

         (d) NON-CONTRAVENTION.

         (i) NATCO. The execution and delivery of this Agreement by Natco and the consummation by Natco of the transactions contemplated hereby will not (i) violate or conflict with any provision of the Certificate of Incorporation or By-Laws of Natco, (ii) result in any violation of, conflict with, or default (or an event which with notice or lapse of time or both would constitute a default) or loss of a benefit under, or permit the termination of or the acceleration of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Natco or any of its respective properties, or (iii) result in the creation or imposition of any claim in favor of any third person or entity upon the assets of Natco, other than any such violation, conflict, default, loss, termination or acceleration that would not have a Natco Material Adverse Effect or materially and adversely affect the ability of Natco to consummate the transactions contemplated hereby.

         (ii) NATCO LLC. The execution and delivery of this Agreement by Natco LLC and the consummation by Natco LLC of the transactions contemplated hereby will not (i) violate or conflict with any provision of the Certificate of Formation or Operating Agreement of Natco LLC, (ii) result in any violation of, conflict with, or default (or an event which with notice or lapse of time or both would constitute a default) or loss of a benefit under, or permit the termination of or the acceleration of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Natco LLC or any of its respective properties, or (iii) result in the creation or imposition of any claim in favor of any third person or entity upon the assets of Natco LLC, other than any such violation, conflict, default, loss, termination or acceleration that would not have a Natco LLC Material Adverse Effect or materially and adversely affect the ability of Natco LLC to consummate the transactions contemplated hereby.

         (iii) ACQUISITION. The execution and delivery of this Agreement by Acquisition and the consummation by Acquisition of the transactions contemplated hereby will not (i) violate or conflict with any provision of the Certificate of Incorporation or By-Laws of Acquisition, (ii) result in any violation of, conflict with, or default (or an event which with notice or lapse of time or both would constitute a default) or loss of a benefit under, or permit the termination of or the acceleration of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquisition or any of its respective properties, or
(iii) result in the creation or imposition of any claim in favor of any third person or entity upon the assets of Acquisition.

         (e) CONSENTS.

         (i) NATCO. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by Natco in connection with the execution and delivery of this Agreement by Natco or the consummation by Natco of the transactions contemplated hereby, except for (i) the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the Delaware Law, (ii) the filing of a form of notice with the Federal Trade Commission under the HSR Act, and (iii) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not have a Natco Material Adverse Effect or materially and adversely affect the ability of Natco to consummate the transactions contemplated hereby.

         (ii) NATCO LLC. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by Natco LLC in connection with the execution and delivery of this Agreement by Natco LLC or the consummation by Natco LLC of the transactions contemplated hereby, except for such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would have a Natco LLC Material Adverse Effect or materially and adversely affect the ability of Natco LLC to consummate the transactions contemplated hereby or to conduct it's business after the Effective Time.

         (iii) ACQUISITION. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by Acquisition in connection with the execution and delivery of this Agreement by Acquisition or the consummation by Acquisition of the transactions contemplated hereby, except for (i) the filing of a certificate of merger with the Secretary of State of Delaware in accordance with the Delaware Law, (ii) the filing of a form of notice with the Federal Trade Commission under the HSR Act, and (iii) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not materially and adversely affect the ability of Acquisition to consummate the transactions contemplated hereby.

         (f) ACTIONS PENDING.

         (i) NATCO. Except as set forth on schedule 5.02(f) attached hereto, there is no action, suit, dispute, investigation, proceeding or claim pending or, to the best knowledge of Natco, threatened against or affecting Natco, or its respective properties or rights, before any court, administrative agency, governmental body, arbitrator, mediator or other dispute resolution body that would have a Natco Material Adverse Effect or would materially adversely affect the ability of Natco to consummate the transactions contemplated hereby, or the ability of Natco or the Surviving Corporation to conduct the business of the Surviving Corporation after the Effective

Time, and Natco is not aware of any facts or circumstances which may give rise to any of the foregoing. Natco is not subject to any order, judgment, decree, injunction, stipulation, or consent order of or with any court or other governmental agency. Natco has not entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which Natco has any continuing obligation.

         (ii) NATCO LLC. Except as set forth on schedule 5.02(f) attached hereto, there is no action, suit, dispute, investigation, proceeding or claim pending or, to the best knowledge of Natco LLC, threatened against or affecting Natco LLC, or its respective properties or rights, before any court, administrative agency, governmental body, arbitrator, mediator or other dispute resolution body that would have a Natco LLC Material Adverse Effect or would materially and adversely affect the ability of Natco LLC to consummate the transactions contemplated hereby, or the ability of the Surviving Corporation to conduct the business of the Surviving Corporation after the Effective Time, and Natco LLC is not aware of any facts or circumstances which may give rise to any of the foregoing. Natco LLC is not subject to any order, judgment, decree, injunction, stipulation, or consent order of or with any court or other governmental agency. Natco LLC has not entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which Natco LLC has any continuing obligation.

         (iii) ACQUISITION. There is no action, suit, dispute, investigation, proceeding or claim pending or, to the best knowledge of Acquisition, threatened against or affecting Acquisition, or its respective properties or rights, before any court, administrative agency, governmental body, arbitrator, mediator or other dispute resolution body that would materially adversely affect the ability of Acquisition to consummate the transactions contemplated hereby, or the ability of Acquisition or the Surviving Corporation to conduct the business of the Surviving Corporation after the Effective Time, and Acquisition is not aware of any facts or circumstances which may give rise to any of the foregoing. Acquisition is not subject to any order, judgment, decree, injunction, stipulation, or consent order of or with any court or other governmental agency. Acquisition has not entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which Acquisition has any continuing obligation.

         (g) COMPLIANCE WITH LAW; PERMITS.

         (i) NATCO. Natco is not in default in any material respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which Natco or its respective properties or assets is subject. Natco possesses all material permits necessary for Natco to own, use and maintain its properties and assets or required for the conduct of its business in substantially the same manner as it is currently conducted. Each of such permits is in full force and effect and no proceeding is pending, or, to the best knowledge of Natco, threatened, to modify, suspend, revoke or otherwise limit any of such permits and no administrative or governmental actions have been taken or, to the best knowledge of Natco, threatened, in connection with the expiration or renewal of any of such permits.

         (ii) NATCO LLC. Natco LLC is not in default in any material respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which Natco LLC or its respective properties or assets is subject. Natco LLC possesses all material permits necessary for Natco LLC to own, use and maintain its properties and assets or required for the conduct of its business in substantially the same manner as it is currently conducted. Each of such permits is in full force and effect and no proceeding is pending, or, to the best knowledge of Natco LLC, threatened, to modify, suspend, revoke or otherwise limit any of such permits and no administrative or governmental actions have been taken or, to the best knowledge of Natco LLC, threatened, in connection with the expiration or renewal of any of such permits.

         (iii) ACQUISITION. Acquisition is not in default in any material respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which Acquisition or its respective properties or assets is subject.

         (h) BROKERS.

         (i) NATCO. Natco has not used any broker or finder in connection with the transactions contemplated hereby, and Natco does not or shall not have any liability or otherwise suffer or incur any loss as a result of or in connection with any brokerage or finder's fee or other commission of any person retained by Natco in connection with any of the transactions contemplated by this Agreement.

         (ii) NATCO LLC. Natco LLC has not used any broker or finder in connection with the transactions contemplated hereby, and Natco LLC does not or shall not have any liability or otherwise suffer or incur any loss as a result of or in connection with any brokerage or finder's fee or other commission of any person retained by Natco LLC in connection with any of the transactions contemplated by this Agreement.

         (iii) ACQUISITION. Acquisition has not used any broker or finder in connection with the transactions contemplated hereby, and Acquisition does not or shall not have any liability or otherwise suffer or incur any loss as a result of or in connection with any brokerage or finder's fee or other commission of any person retained by Acquisition in connection with any of the transactions contemplated by this Agreement.

         (i) MATERIAL CONTRACTS.

         (i) NATCO. Natco has not received notice of any cancellation or termination of, or of any threat to cancel or terminate, any material contracts or agreements where such cancellation or termination would have a Natco Material Adverse Effect.

         (ii) NATCO LLC. Natco LLC has not received notice of any cancellation or termination of, or of any threat to cancel or terminate, any material contracts or agreements where such cancellation or termination would have a Natco LLC Material Adverse Effect.

         (iii) ACQUISITION. Acquisition is not a party to any material contracts or agreements other than this Agreement.

         (j) ACCURACY OF STATEMENTS.

         (i) NATCO. To the best of Natco's knowledge, neither this Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of Natco to AEO in connection with this Agreement or any of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

         (ii) NATCO LLC. To the best of Natco's knowledge, neither this Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of Natco LLC to AEO in connection with this Agreement or any of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

         (iii) ACQUISITION. To the best of Natco's knowledge, neither this Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of Acquisition to AEO in connection with this Agreement or any of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

         (k) FINANCIAL INFORMATION; BOOKS AND RECORDS OF NATCO. Natco has delivered to AEO copies of its audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the ten months ended October 31, 1998 (collectively, the "Natco Financial Information"). The Natco Financial Information fairly presents in all material respects the financial condition and the results of operations of Natco as at the respective dates of and for the periods referred to therein, all in accordance with generally accepted accounting principles applied on a consistent basis throughout all periods, subject, in the case of unaudited

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



interim financial statements, to normal year-end and audit adjustments (the effect of which are not or will not, individually or in the aggregate, be materially adverse). The books of account, minute books and other records of Natco, all of which have been made available to AEO: (i) are complete and correct in all material respects; (ii) have been maintained consistent with past practice; (iii) have recorded therein all material properties and assets and liabilities of Natco; and (iv) reflect all material transactions entered into by Natco or to which Natco is a party.

         (l) LIABILITIES.

         (i) NATCO. Natco does not have any material liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise), other than as set forth in the Natco Financial Information or as specifically identified in a schedule hereto or as incurred in the ordinary course of business since October 31, 1998. At the Effective Time, Natco will have no liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise).

         (ii) NATCO LLC. Natco LLC does not have any material liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise), other than as set forth in the Natco Financial Information or as specifically identified in a schedule hereto or as incurred in the ordinary course of business since October 31, 1998.

         (iii) ACQUISITION. Acquisition does not have any material liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise). At the Effective Time, Acquisition will have no liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise).

         (m) ENVIRONMENTAL LAWS. Natco complies and has complied with all Environmental Laws except where any noncompliance has not resulted in, or could not reasonably be expected to result in, individually or in the aggregate, any material liability under Environmental Laws; and there are no past or present events, conditions, circumstances, practices, plans or legal requirements that could reasonably be expected to result in material liability to Natco under Environmental Laws. For purposes of this Agreement, "Environmental Laws" means all applicable federal, state and local statutes, rules, regulations, ordinances, orders, decrees and common law, as they exist at the date hereof, relating in any manner to contamination, pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water Act, all as amended, and similar state laws.

                                   ARTICLE VII
                                    COVENANTS

         SECTION 6.01 TAX MATTERS.

         (a) Each of the parties to this Agreement will use all reasonable efforts to cause the Merger to qualify as a tax free reorganization under the Code as contemplated by the private letter rulings referred to in Section 7.01(f).

         (b) None of AEO, Acquisition, Natco, Natco LLC or any of their affiliates will before or after the Closing Date file any tax or informational return, make any disclosure or otherwise take any position or any action, including but not limited to any action described below, that (i) is inconsistent with the representations made to the Internal Revenue Service (the "IRS") in the private letter rulings referred to in Section 7.01(f) and (g), as subsequently amended or updated, or (ii) is inconsistent with the Merger qualifying as a reorganization under Section 368(a) of the Code, or (iii) would alone or in conjunction with any other action cause the Merger not to qualify as a reorganization under said section of the Code. AEO, Acquisition, Natco and Natco LLC will file all returns, reports or statements and take such other actions as may be required to have the Merger qualify as a reorganization under said section of the Code and to comply with regulations under Section 368 of the Code as they apply to the Merger.

                                   ARTICLE VII
                            CONDITIONS TO THE MERGER

         SECTION 7.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

         (a) this Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of AEO;

         (b) this Agreement and the Merger shall have been approved and adopted by the requisite vote or consent of the shareholders of Natco and by the consent of Acquisition's sole shareholder;

         (c) the expiration or earlier termination of any waiting period under the HSR Act shall have occurred;

         (d) no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority shall be in effect that would prevent the consummation of the Merger as contemplated hereby;


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



         (e) the shares of Common Stock of Natco to be issued in the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance;

         (f) Natco and AEO shall have received supplemental private letter rulings from the IRS, in form and substance satisfactory to each of them, substantially to the effect that the private letter rulings from the IRS relating to the Merger remain in full force and effect;

         (g) there shall be no material adverse change to the private letter rulings from the IRS relating to the Merger; and

         (h) the SEC shall not object to Natco's accounting for the Merger on a historical cost basis.

         SECTION 7.02 CONDITIONS TO THE OBLIGATION OF AEO TO EFFECT THE MERGER. The obligation of AEO to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

         (a) Natco, Acquisition and Natco LLC shall have performed and complied in all material respects with all obligations and agreements required to be performed and complied with by it under this Agreement at or prior to the Effective Time;

         (b) the representations and warranties of Natco, Acquisition and Natco LLC contained in this Agreement that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and at and as of the Effective Time as if made at and as of such date;

         (c) AEO shall have received a certificate from the Chief Executive Officer of Natco, Acquisition and Natco LLC, dated as of the Effective Time, to the effect that the conditions set forth in paragraphs (a) and (b) above have been satisfied;

         (d) Prior to the Effective Time, Natco shall have amended and restated its Certificate of Incorporation and By-Laws so that they are in substantially the same form as those of AEO, except for the number of authorized shares of Natco Common Stock, the Natco Preferred Stock and the classification of Natco's Board of Directors;

         (e) At the Effective Time, the directors and officers of AEO immediately prior to the Effective Time shall be the officers and directors of Natco and, in the case of officers, to serve at the pleasure of the Board of Directors of Natco and, in the case of the directors to serve in the following classes until their successors are duly elected and qualified: Class I directors
- Ari Deshe, Martin P. Doolan, Michael G. Jesselson and Jay L. Schottenstein; Class II directors - John L. Marakas, David W. Thompson, Gerald E. Wedren and Saul Schottenstein; and Class III directors - Jon P. Diamond, Gilbert W. Harrison, Thomas R. Ketteler and George Kolber; and

         (f) Natco LLC and its members shall have duly executed and delivered an Indemnification Agreement substantially in the form attached hereto as Exhibit A, and otherwise in form and substance satisfactory to AEO.

         SECTION 7.03 CONDITIONS TO THE OBLIGATION OF NATCO AND ACQUISITION TO EFFECT THE MERGER. The obligations of Natco and Acquisition to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

         (a) AEO shall have performed and complied in all material respects with all obligations and agreements required to be performed and complied with by it under this Agreement at or prior to the Effective Time;

         (b) the representations and warranties of AEO contained in this Agreement that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and at and as of the Effective Time as if made at and as of such date;

         (c) Natco and Acquisition shall have received a certificate from the Chief Operating Officer of AEO, dated as of the Effective Time, to the effect that the conditions set forth in paragraphs (a) and (b) above have been satisfied.

                                  ARTICLE VIII
                           TERMINATION AND ABANDONMENT

         SECTION 8.01 TERMINATION AND ABANDONMENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of Natco and AEO:

         (a) by mutual action of the Boards of Directors of Natco and AEO;

         (b) by AEO, if the conditions set forth in Sections 7.01 and 7.02 shall not have been complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by Natco, Acquisition or Natco LLC on or before the Effective Time or expressly waived in writing by AEO; or

         (c) by Natco, if the conditions set forth in Sections 7.01 and 7.03 shall not have been complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by AEO on or before the Effective Time or expressly waived in writing by Natco; or

         (d) by Natco or AEO (i) if there has been a material breach of a representation or warranty made by the other party the effect of which is an AEO Material Adverse Effect or a

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



Natco Material Adverse Effect, as the case may be, or (ii) if there has been a breach by the other party in any material respect of the covenants set forth in this Agreement.

         SECTION 8.02 EFFECT OF TERMINATION. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 8.01, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to any other party hereto or its shareholders or directors or officers in respect thereof, except as set forth in Section 9.02.

                                   ARTICLE IX
                                  MISCELLANEOUS

         SECTION 9.01 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Except as otherwise specified, the representations and warranties of Natco, Acquisition and Natco LLC contained herein shall survive the Closing for a period expiring at the close of business on the earlier of the fourth anniversary of the Closing Date or the applicable statute of limitations (the "Survival Date"), except that
(a) the representations and warranties set forth in Article V relating to taxes shall survive until expiration of the applicable statute of limitations, and (b) the representations and warranties set forth in Section 5.02(m) shall survive until the tenth anniversary of the Closing Date. The representations and warranties of AEO contained herein shall survive the Closing for a period expiring at the close of business on the Survival Date.

         SECTION 9.02 EXPENSES, ETC. Whether or not the transactions contemplated by this Agreement are consummated, Natco agrees that it shall have the sole obligation to pay both its own and AEO's fees and expenses solely and directly related to the reorganization contemplated hereunder, including the fees and expenses of counsel, accountants, and other experts, and Natco LLC agrees to assume such obligation of Natco to the extent such payments have not been made by the Effective Time, in each case Natco or Natco LLC shall pays such fees and expenses of AEO only to the maximum extent and in the manner permitted under Section 368(a)(1)(B) of the Code.

         SECTION 9.03 PUBLICITY; CONFIDENTIALITY. AEO, Natco and Natco LLC agree that this Agreement and the exchange of information pursuant thereto is confidential and they will not disclose or issue any press release or make any other public announcement concerning this Agreement or the transactions contemplated hereby without the prior consent of the other party, except that AEO or Natco and Natco LLC may make such public disclosure that it believes in good faith to be required by law or any applicable rules and regulations of a national securities exchange or the NASD (in which event such party shall consult with the other prior to making such disclosure).

         SECTION 9.04 EXECUTION IN COUNTERPARTS. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         SECTION 9.05 NOTICES. All notices that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered by hand or national overnight courier service, transmitted by fax or mailed by registered or certified mail, postage prepaid, and shall be deemed given upon receipt, as follows:

         If to Natco (prior to the Effective Time), Acquisition or Natco LLC to:
                  NATCO INDUSTRIES, INC.
                  1800 Moler Road
                  Columbus, Ohio 43207
                  Phone: 614-449-4332
                  Fax:  614-443-0972
                  Attention:  Irwin A. Bain, Esq., General Counsel

         If to AEO or Natco (after the Effective Time), to:
                  AMERICAN EAGLE OUTFITTERS, INC.
                  150 Thorn Hill Drive
                  Warrendale, Pennsylvania  15086-7528
                  Phone:  412-779-5221
                  Fax:  412-779-5535
                  Attention:  George Kolber, COO

         with copies to:
                  Benesch, Friedlander, Coplan & Aronoff               Porter, Wright, Morris & Arthur
                  2300 BP America Building                             41 South High Street
                  200 Public Square                                    Columbus, Ohio 43215
                  Cleveland, OH 44114-2378                             Phone:  614-227-2219
                  Phone:  216-363-4686                                 Fax: 614-227-4492
                  Fax: 216-363-4588                                    Attention:  Neil Bulman, Jr., Esq.
                  Attention:  Michael K.L. Wager, Esq

or such other address or addresses as any party hereto shall have designated by notice in writing to the other parties hereto.

         SECTION 9.06 WAIVERS. AEO, on the one hand, and Natco, Acquisition and Natco LLC, on the other hand, may, by written notice to the other, (i) extend the time for the performance of any of the obligations or other actions of the other under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any of the conditions of the other contained in this Agreement; or (iv) waive performance of any of the obligations of the other under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

         SECTION 9.07 AMENDMENTS, SUPPLEMENTS, ETC. At any time, this Agreement may be amended or supplemented by such additional agreements, articles or certificates, as may be determined by the parties hereto to be necessary, desirable or expedient to further the purposes of this Agreement, or to clarify the intention of the parties hereto, or to add to or modify the covenants, terms or conditions hereof or to effect or facilitate any governmental approval or acceptance of this Agreement or to effect or facilitate the filing or recording of this Agreement or the consummation of any of the transactions contemplated hereby. Any such instrument must be in writing and signed by all of the parties hereto.

         SECTION 9.08 ENTIRE AGREEMENT. This Agreement and its schedules and exhibits, and the documents to be executed or delivered at the Effective Time in connection herewith, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

         SECTION 9.09 APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of laws principles.

         SECTION 9.10 BINDING EFFECT, BENEFITS. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

         SECTION 9.11 ASSIGNABILITY. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto.

         SECTION 9.12 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

         SECTION 9.13 VARIATION AND AMENDMENT. This Agreement may be varied or amended at any time before or after the approval and adoption of this Agreement by the shareholders of AEO by action of the respective Boards of Directors of AEO and Natco, without action by the shareholders thereof, provided that after approval and adoption of this Agreement by AEO's shareholders no such variance or amendment shall, without consent of such shareholders, increase the consideration that the holders of the capital stock of Natco shall be entitled to receive upon the Effective Time pursuant to
Article III hereof.

         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the day and year first above written.

                                NATCO INDUSTRIES, INC.


                                By: /s/ JAY L. SCHOTTENSTEIN
                                   ------------------------------------------
                                   Jay L. Schottenstein, Chief Executive Officer


                                THORN HILL ACQUISITION CORP.


                                By: /s/ JAY L. SCHOTTENSTEIN
                                   ------------------------------------------
                                      Jay L. Schottenstein, President


                                NATCO LIMITED LIABILITY COMPANY
                                By: Natco Industries, Inc., its sole Member


                                By: /s/ JAY L. SCHOTTENSTEIN
                                   ------------------------------------------
                                      Jay L. Schottenstein, President


                                AMERICAN EAGLE OUTFITTERS, INC.


                                By: /s/ GEORGE KOLBER
                                   ------------------------------------------
                                      George Kolber, Chief Operating Officer

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) Article SEVENTH of New American Eagle's Certificate of Incorporation provides that New American Eagle shall, to the fullest extent permitted by applicable law as then in effect, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he was a director, officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise. The Corporation shall indemnify against all expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith. Without limiting the generality of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in Article SEVENTH.

                  In determining the right to indemnification, New American Eagle has the burden of proof that the indemnitee has not met the applicable standard of conduct. If successful in whole or in part in such a proceeding, the indemnitee is entitled to be indemnified for expenses incurred in connection with such proceeding. All reasonable expenses incurred by an indemnitee in connection with any proceeding shall be paid by New American Eagle in advance of the final disposition after receipt of a statement from the indemnitee requesting such advance.

                  Article SEVENTH expressly states that neither the amendment nor repeal of the Bylaws or the Certificate of Incorporation shall adversely affect any right to indemnification for acts occurring prior to such amendment or repeal. The right of indemnification and advancement of expenses provided by Article SEVENTH is not exclusive of any other rights of indemnification or advancement of expenses that may be available.

                  All indemnification rights in Article IX of New American Eagle's Bylaws are contract rights. If any provision of Article IX is held invalid, illegal or unenforceable, the remaining provisions of Article IX shall not be affected. An indemnitee also may elect, as an alternative to the Article IX procedures, to follow procedures authorized by applicable corporate law or statute. Article IX sets forth specific procedures for the advancement of expenses and for the determination of entitlement to indemnification.

                  Advancement of expenses are to be paid by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances provided that the claimant delivers an undertaking to repay all amounts so advanced unless it shall ultimately be determined that such person is entitled to be indemnified. To obtain indemnification, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine and to what extent the claimant is entitled to indemnification. In the event the determination of entitlement is to be made by Independent Counsel as set forth in the Certificate of Incorporation, the Independent Counsel shall be selected by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination. If a claim has not been paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time bring suit against the Corporation to recover the unpaid amount and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim.

                  If a determination shall be made that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding. The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to Article IX that the procedures and presumptions of the Bylaw are not valid, binding, and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of the By-Law. An indemnitee who is determined not to be entitled to indemnification may appeal such determination either through the courts or by arbitration.

         (b) Under Section 145 of the Delaware Law, indemnification of any person who is or was a party or threatened to be made so in any action by reason of the fact that he is or was a director, officer, employee or agent of the corporation or was serving as such of another corporation of other enterprise at the request of the corporation is permitted against expenses, fines and amounts paid in settlement actually and reasonably incurred by him in such proceeding where the indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and in criminal actions where he had no reasonable cause to believe his conduct was unlawful. Indemnification is also permitted in lawsuits brought by or on behalf of the corporation if the standards of conduct described above are met, except that no indemnification is permitted in respect to any matter in which the person is adjudged to be liable to the corporation unless a court shall determine that indemnification is fair and reasonable in view of all the circumstances of the case. Indemnification against expenses (including attorneys' fees) actually and reasonably incurred by directors, officers, employees and agents is required under Section 145 of the Delaware Law in those cases where the person to be indemnified has been successful on the merits or otherwise in defense of a lawsuit of the type described above. In cases where indemnification is permissive, a determination as to whether the person met the applicable standard of conduct must be made (unless ordered by a court) by majority vote of the disinterested directors, by independent legal counsel, or by the stockholders. Such indemnification rights are specifically not deemed to be exclusive of other rights of indemnification by agreement or otherwise and the corporation is authorized to advance expenses incurred prior to the final disposition of a matter upon receipt of an undertaking to repay such amounts on a determination that indemnification was not permitted in the circumstances of the case.

         (c) Under Section 145 of the Delaware Law and Article IX of the Bylaws, New American Eagle may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of New American Eagle, or who, while serving in such capacity, is or was at the request of New American Eagle, a director, officer, employee or agent of another corporation or other enterprise, against liability asserted against or incurred by such person in any such capacity whether or not New American Eagle would have the power to provide indemnity under Section 145 or the Bylaws. New American Eagle has obtained insurance which, subject to certain exceptions, insures the directors and officers of New American Eagle and its subsidiary.

         (d) New American Eagle has succeeded to indemnification contracts with its directors and certain officers which provide that such directors and officers will be indemnified to the fullest extent provided by Section 145 of the Delaware Law (or such other future statutory provision authorizing or permitting indemnification) against all expenses (including attorneys' fees), judgments, fines and settlement amounts, actually and reasonably paid or incurred by them in any action or proceeding, including any action by or in the right of New American Eagle, by reason of the fact that they were a director, officer, employee or agent of New American Eagle, or were serving at the request of New American Eagle as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

                  No indemnity will be provided under such indemnification contracts (i) except to the extent that the aggregate losses to be indemnified pursuant thereto exceed the amount for which the indemnitee is indemnified pursuant to any directors and officers liability insurance purchased and maintained by New American Eagle; (ii) in respect to remuneration paid to an indemnitee if it shall be determined by a final judgment that such remuneration was in violation of law; (iii) on account of any suit in which judgment is rendered against an indemnitee for an accounting of profits made from the purchase or sale by indemnitee of securities of New American Eagle pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law; (iv) on account of the indemnitee's act or omission being finally adjudged to have been not in good faith or involving intentional misconduct or a knowing violation of law; or (v) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

         (e) Article SEVENTH of New American Eagle's Certificate of Incorporation provides that a director of New American Eagle shall not be personally liable to New American Eagle or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to New American Eagle or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived any improper personal benefit.

         The above discussion of New American Eagle's By-Laws, Certificate of Incorporation, indemnification agreements, and of Section 145 of the Delaware Law is not intended to be exhaustive and is respectively qualified in its entirety by such By-Laws, Certificate of Incorporation and statutes.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS

         (a) EXHIBITS



Exhibit
Number                                  Description
------                                  -----------
  2.1 Plan of Reorganization and Agreement and Plan of Merger, dated as of November 30, 1998 among Natco Industries, Inc., American Eagle Outfitters, Inc., and Thorn Hill Acquisition Corp. (See Appendix A)

 *3.1        Amended and Restated Certificate of Incorporation of Natco
             Industries, Inc.

 *3.2        Amended and Restated Bylaws of Natco Industries, Inc.

  4.1 Articles Fourth, Fifth, Sixth and Seventh of Natco's Amended and Restated Certificate of Incorporation. (See Exhibit 3.1)

  4.2        Articles II, V and VI of Natco's Bylaws. (See Exhibit 3.2)

 *5.1        Opinion of Porter, Wright, Morris & Arthur.

 *8.1        Form of opinion of Skadden, Arps, Slate, Meagher & Flom LLP re Tax
             Matters.

*10.1 Form of Indemnification Agreement, dated as of January __, 1998, among American Eagle Outfitters, Inc., Natco Industries, Inc., and Natco Limited Liability Company.

*21.1        Subsidiaries of Natco Industries, Inc.

*23.1        Consent of Ernst & Young LLP.

 23.2        Consent of Porter, Wright, Morris & Arthur (included in Exhibit
             5.1).

*24.1        Powers of Attorney (included on signature page hereto).

*27.1        Financial Data Schedule.

*99.1        Form of Proxy Card.

---------------------------

* Filed herewith

         (b)  FINANCIAL STATEMENT SCHEDULES

         Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or the notes thereto.


ITEM 22.          UNDERTAKINGS.

         The undersigned Registrant hereby undertakes: (1) to file during any period in which offers or sales are being made, a post effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of the Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Registration Statement, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Columbus, State of Ohio, on this 7th day of December, 1998.

                                       NATCO INDUSTRIES, INC.


                                       By:  /s/Thomas R. Ketteler
                                       -----------------------------------
                                       Thomas R. Ketteler, Vice President,
                                       Treasurer and Director


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     Signature                       Title                            Date
     ---------                       -----                            ----
*Jay L. Schottenstein       Chairman and President              December 7, 1998
---------------------       (Principal Executive Officer)
Jay L. Schottenstein

/s/Thomas R. Ketteler       Vice President, Treasurer and       December 7, 1998
---------------------       Director
Thomas R. Ketteler          (Principal Financial Officer)

*Jon P. Diamond             Director                            December 7, 1998
---------------------
Jon P. Diamond

*Ari Deshe                  Director                            December 7, 1998
---------------------
Ari Deshe



*By: /s/Thomas R. Ketteler
-----------------------------------------
     Thomas R. Ketteler, attorney-in-fact
       for each of the persons indicated